Exhibit 99.1

Consolidated Financial Statements

StoneCo Ltd.

December 31, 2022 and 2021 and the three years ended December 31, 2022 with report of Independent Registered Public Accounting Firm

Auditor Data Elements	Year ended December 31, 2022, December 31, 2021; and December 31, 2020
Auditor Name	Ernst & Young Auditores Independentes S/S Ltda.
Auditor Location	São Paulo, Brazil
Auditor Firm ID	1448

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from transaction activities and other services, subscription services and equipment rental and financial income

Description of the Matter

As discussed in note 16 to the consolidated financial statements, the Company recognizes revenues as each performance obligation is satisfied in accordance with IFRS 15. Total revenue from transaction activities and other services totaled R$ 2,617,407, while revenue from subscription services and equipment rental totaled R$ 1,760,915 and financial income totaled R$ 4,638,022.

Auditing the Company’s revenue from transaction activities and other services, subscription services and equipment rental and financial income is complex, since such activities are processed through a complex information technology environment and multiple different contractual arrangements and determining the performance obligations, the timing of revenue recognition and the rate applied on discount fees for the prepayments to clients under those contractual arrangements was complex and required significant auditor judgment.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over revenue recognition arising from transaction activities, subscription services, equipment rental and financial income, which included discount fees for the prepayments to clients. For example, we involved our Information Technology personnel to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and classification of revenue transactions.

To test revenue from transaction activities, subscription services and equipment rental and discount fees for the prepayments to clients, our audit procedures included, among others: obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of total transaction value and testing the collection of cash for the transactions.

We also assessed the Company’s related disclosures in respect to its revenue from transaction activities and other services, subscription services and equipment rental and financial income in note 16 to the consolidated financial statements.

Impairment of Goodwill - Software cash generating unit

Description of the Matter

As discussed in note 10.4 to the consolidated financial statements, as of December 31, 2022 the Company's goodwill related to the software cash generating unit amounted R$ 5,157,083. The Company performs goodwill impairment testing at the cash generating unit level annually or more frequently if it observes an indication that a potential impairment exists.

Auditing the Company’s software cash generating unit impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value of the cash generating unit utilizing a discounted cash flows model. In particular, the fair value estimate was sensitive to significant assumptions, such as changes in the weighted-average cost of capital, growth of the free cash flow, terminal value and business synergies, which are affected by expectations about future market or economic conditions, particularly those in emerging markets.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment process, including controls over management’s review of the significant assumptions described above along with the completeness and accuracy of the data used in the fair value estimates.

To test management’s estimated fair value of the cash generating unit, we performed audit procedures that included, among others, assessing valuation methodologies used by the Company, involving our valuation specialists to assist in testing the significant assumptions discussed above, and testing the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we compared the significant assumptions used by management to current industry, market and economic trends and evaluated whether changes to the Company’s business model, customer base and product mix would affect the significant assumptions. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the cash generating units that would result from changes in the assumptions.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company‘s auditor since 2016.

São Paulo, Brazil

March 10, 2023

StoneCo Ltd.

Consolidated Statement of Financial Position

As of December 31, 2022 and, 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021 (Recasted)
Assets
Current assets
Cash and cash equivalents	5.2	1,512,604	4,495,645
Short-term investments	6.3	3,453,772	1,993,037
Financial assets from banking solution	6.6	3,960,871	2,346,474
Accounts receivable from card issuers	6.4.1	20,694,523	19,286,590
Trade accounts receivable	6.5.1	484,722	886,126
Recoverable taxes	7	150,956	214,837
Prepaid expenses		129,256	169,555
Derivative financial instruments	6.8	36,400	219,324
Other assets		236,099	332,864
		30,659,203	29,944,452
Non-current assets
Long-term investments	6.3	214,765	1,238,476
Accounts receivable from card issuers	6.4.1	54,334	—
Trade accounts receivable	6.5.1	37,324	59,595
Receivables from related parties	12.1	10,053	4,720
Deferred tax assets	8.4	679,971	580,492
Prepaid expenses		101,425	214,092
Other assets		105,101	141,693
Investment in associates		109,754	66,454
Property and equipment	9.3	1,641,178	1,569,520
Intangible assets	10.3	8,632,332	8,277,518
		11,586,237	12,152,560

Total assets		42,245,440	42,097,012

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Financial Position

As of December 31, 2022 and, 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021 (Recasted)
Liabilities and equity
Current liabilities
Deposits from banking customers	6.6	4,023,679	2,201,861
Accounts payable to clients	6.1.2.2	16,578,738	15,723,331
Trade accounts payable		596,044	372,547
Loans and financing	6.7.1	1,847,407	2,578,755
Obligations to FIDC quota holders	6.7.1	975,248	1,294,806
Labor and social security liabilities	18.5	468,599	273,347
Taxes payable	11	329,105	176,453
Derivative financial instruments	6.8	209,714	23,244
Other liabilities		145,605	145,501
		25,174,139	22,789,845

Non-current liabilities
Accounts payable to clients	6.1.2.2	35,775	3,171
Loans and financing	6.7.1	2,728,470	3,556,460
Obligations to FIDC quota holders	6.7.1	—	932,368
Deferred tax liabilities	8.4	500,247	629,911
Provision for contingencies	13.3	210,376	181,849
Labor and social security liabilities	18.5	35,842	32,749
Other liabilities		610,567	343,439
		4,121,277	5,679,947

Total liabilities		29,295,416	28,469,792

Equity	14
Issued capital	14.1	76	76
Capital reserve	14.2	13,818,819	14,541,132
Treasury shares	14.3	(69,085)	(1,065,184)
Other comprehensive income		(432,701)	(35,792)
Retained earnings (accumulated losses)		(423,203)	96,214
Equity attributable to owners of the parent		12,893,906	13,536,446
Non-controlling interests		56,118	90,774
Total equity		12,950,024	13,627,220

Total liabilities and equity		42,245,440	42,097,012

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Profit or Loss

Years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020
Net revenue from transaction activities and other services	16.3	2,617,407	1,626,853	1,144,086
Net revenue from subscription services and equipment rental	16.3	1,760,915	1,071,932	388,033
Financial income	16.3	4,638,022	1,877,683	1,647,017
Other financial income	16.3	572,601	247,293	140,687
Total revenue and income		9,588,945	4,823,761	3,319,823

Cost of services		(2,669,752)	(1,713,828)	(769,946)
Administrative expenses		(1,121,357)	(813,341)	(392,476)
Selling expenses		(1,511,241)	(1,012,544)	(505,902)
Financial expenses, net		(3,514,739)	(1,269,058)	(339,844)
Mark-to-market on equity securities designated at FVPL		(853,056)	(1,264,213)	—
Other income (expenses), net		(302,501)	(185,894)	(177,056)
	17	(9,972,646)	(6,258,878)	(2,185,224)

Loss on investment in associates		(3,589)	(10,437)	(6,937)
Profit (loss) before income taxes		(387,290)	(1,445,554)	1,127,662

Current income tax and social contribution	8.3	(292,172)	(171,621)	(216,886)
Deferred income tax and social contribution	8.3	153,066	239,827	(73,330)
Net income (loss) for the year		(526,396)	(1,377,348)	837,446

Net income (loss) attributable to:
Owners of the parent		(519,417)	(1,358,813)	854,071
Non-controlling interests		(6,979)	(18,535)	(16,625)
		(526,396)	(1,377,348)	837,446

Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	15	(1.67)	(4.40)	2.95
Diluted earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	15	(1.67)	(4.40)	2.91

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Other Comprehensive Income

Years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020

Net income (loss) for the year		(526,396)	(1,377,348)	837,446

Other comprehensive income

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(167,100)	(200,084)	28,726
Exchange differences on translation of foreign operations		(30,544)	4,651	(410)
Changes in the fair value of cash flow hedge - bonds hedge	6.8.1	(207,222)	(54,144)	—
Unrealized loss on cash flow hedge - highly probable future imports		—	1,512	(1,512)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):

Net monetary position in hyperinflationary economies		5,384	2,481	—
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6.3	(6,971)	216,466	40,336

Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods (net of tax):
Reclassification to profit or loss of accumulated exchange differences on disposal of foreign operation - Creditinfo		5,383	—	—
Other comprehensive income (loss) for the year, net of tax		(401,071)	(29,118)	67,140

Total comprehensive income (loss) for the year, net of tax		(927,467)	(1,406,466)	904,586

Total comprehensive income (loss) attributable to:
Owners of the parent		(916,327)	(1,389,603)	921,404
Non-controlling interests		(11,140)	(16,863)	(16,818)
Total comprehensive income (loss) for the year, net of tax		(927,467)	(1,406,466)	904,586

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Changes in Equity

Years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

			Attributable to owners of the parent
				Capital reserve
	Notes		Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interest	Total
Balance as of December 31, 2019			62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Net income (loss) for the year			—	—	—	—	—	—	—	—	854,071	854,071	(16,625)	837,446
Other comprehensive income (loss) for the year			—	—	—	—	—	—	—	67,333	—	67,333	(193)	67,140
Total comprehensive income			—	—	—	—	—	—	—	67,333	854,071	921,404	(16,818)	904,586
Capital increase			13	7,872,541	—	—	—	7,872,541	—	—	—	7,872,554	—	7,872,554
Transaction costs			—	(39,964)	—	—	—	(39,964)	—	—	—	(39,964)	—	(39,964)
Share-based payments			—	—	—	—	31,296	31,296	—	—	—	31,296	212	31,508
Issuance of shares for business acquisition			—	34,961	—	—	—	34,961	—	—	—	34,961	—	34,961
Repurchase and cancelation of shares			—	—	—	—	(91)	(91)	—	—	—	(91)	—	(91)
Repurchase of shares			—	—	—	—	—	—	(76,270)	—	—	(76,270)	—	(76,270)
Cash proceeds from noncontrolling interest			—	—	135,055	—	—	135,055	—	—	—	135,055	95,843	230,898
Dilution of non-controlling interest			—	—	2,138	—	—	2,138	—	—	—	2,138	(2,138)	—
Non-controlling interests arising on a business combination			—	—	—	—	—	—	—	—	—	—	61,720	61,720
Others			—	—	—	—	—	—	—	—	—	—	22	22
Dividends paid			—	—	—	—	—	—	—	—	—	—	(904)	(904)
Balance as of December 31, 2020			75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Loss for the year			—	—	—	—	—	—	—	—	(1,358,813)	(1,358,813)	(18,535)	(1,377,348)
Other comprehensive income (loss) for the year			—	—	—	—	—	—	—	(30,790)	—	(30,790)	1,672	(29,118)
Total comprehensive income			—	—	—	—	—	—	—	(30,790)	(1,358,813)	(1,389,603)	(16,863)	(1,406,466)
Repurchase of shares			—	—	—	—	—	—	(988,824)	—	—	(988,824)	—	(988,824)
Issuance of shares for purchased non-controlling interests			1	517,740	(209,330)	—	—	308,410	—	—	—	308,411	(77,911)	230,500
Issuance of shares for business combination			—	—	619,362	—	24,365	643,727	—	—	—	643,727	—	643,727
Non-controlling interests arising on a business combination			—	—	—	—	—	—	—	—	—	—	50,252	50,252
Share-based payments			—	—	—	—	133,121	133,121	—	—	—	133,121	33	133,154
Transaction costs from subsidiaries			—	—	(23,848)	—	—	(23,848)	—	—	—	(23,848)	—	(23,848)
Sale of subsidiary			—	—	—	—	—	—	—	—	—	—	(1,219)	(1,219)
Dividends paid			—	—	—	—	—	—	—	—	—	—	(2,967)	(2,967)
Cash proceeds from non-controlling interest			—	—	—	—	—	—	—	—	—	—	893	893
Others			—	—	—	—	—	—	—	—	—	—	(7)	(7)
Balance as of December 31, 2021 (Recasted)			76	13,825,325	299,701	61,127	354,979	14,541,132	(1,065,184)	(35,792)	96,214	13,536,446	90,774	13,627,220
Loss for the year			—	—	—	—	—	—	—	—	(519,417)	(519,417)	(6,979)	(526,396)
Other comprehensive loss for the year			—	—	—	—	—	—	—	(396,909)	—	(396,909)	(4,161)	(401,070)
Total comprehensive income			—	—	—	—	—	—	—	(396,909)	(519,417)	(916,326)	(11,140)	(927,466)
Share-based payments	18.4		—	—	—	—	189,003	189,003	—	—	—	189,003	47	189,050
Shares delivered under share-based payment arrangements			—	—	(34,315)	—	(88,264)	(122,579)	122,579	—	—	—	—	—
Transaction costs from subsidiaries			—	—	—	—	—	—	—	—	—	—	(60)	(60)
Equity transaction related to put options over non-controlling interest			—	—	—	—	(78,289)	(78,289)	—	—	—	(78,289)	3,849	(74,440)
Treasury shares - Delivered on business combination and sold	21.3.4	(a)	—	—	(703,656)	—	—	(703,656)	873,520	—	—	169,864	—	169,864
Equity transaction with non-controlling interests			—	—	(6,792)	—	—	(6,792)	—	—	—	(6,792)	(23,757)	(30,549)
Dividends paid			—	—	—	—	—	—	—	—	—	—	(3,601)	(3,601)
Others			—	—	—	—	—	—	—	—	—	—	6	6
Balance as of December 31, 2022			76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated Statement of Cash Flow

Years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2022	2021	2020
Operating activities
Net income (loss) for the year		(526,396)	(1,377,348)	837,446
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	9.4	800,326	507,369	256,294
Deferred income tax and social contribution	8.3	(153,066)	(239,827)	73,330
Loss on investment in associates		3,589	10,437	6,937
Interest, monetary and exchange variations, net		(382,707)	(735,125)	(283,899)
Provision for contingencies	13.3	18,849	4,263	2,259
Share-based payments expense		189,050	133,154	31,508
Allowance for expected credit losses		88,572	71,972	35,632
Loss on disposal of property, equipment and intangible assets	20.4	25,347	136,104	52,658
Effect of applying hyperinflation		3,852	2,040	—
Loss on sale of subsidiary		20,308	12,746	—
Fair value adjustment in financial instruments at FVPL	20.1	1,179,547	2,570,418	(12,461)
Fair value adjustment in derivatives		90,821	104,979	(5,758)
Remeasurement of previously held interest in subsidiary acquired		—	(15,848)	(2,992)
Working capital adjustments:
Accounts receivable from card issuers		740,190	(2,993,411)	(2,081,945)
Receivables from related parties		12,912	1,050	8,688
Recoverable taxes		261,867	(238,127)	(18,624)
Prepaid expenses		152,966	(260,090)	(106,359)
Trade accounts receivable, banking solutions and other assets		707,521	244,181	(1,362,356)
Accounts payable to clients		(3,633,937)	4,276,349	1,379,099
Taxes payable		137,825	247,399	270,014
Labor and social security liabilities		195,319	(37,373)	109,953
Provision for contingencies	13.3	(9,799)	(10,180)	(2,193)
Trade accounts payable and other liabilities		323,619	40,768	31,790

Interest paid		(430,398)	(299,666)	(177,589)
Interest income received, net of costs		2,058,650	1,578,870	1,172,781
Income tax paid		(191,142)	(128,202)	(157,729)
Net cash (used in) / provided by in operating activities		1,683,685	3,606,902	56,484

Investing activities
Purchases of property and equipment	20.4	(417,733)	(1,082,990)	(372,138)
Purchases and development of intangible assets	20.4	(305,512)	(215,681)	(82,965)
Acquisition of subsidiary, net of cash acquired		(69,837)	(4,737,410)	(247,429)
Sale of subsidiary, net of cash disposed of		(4,325)	(36)	—
Proceeds from (acquisition of) short-term investments, net		(1,222,364)	5,370,958	(5,069,142)
Acquisition of equity securities		(15,000)	(2,480,003)	—
Disposal of short- and long-term investments – equity securities		183,518	209,324	—
Proceeds from the disposal of non-current assets	20.4	27,008	100	7,127
Acquisition of interest in associates		(46,897)	(41,459)	(44,424)
Net cash used in investing activities		(1,871,142)	(2,977,197)	(5,808,971)

Financing activities
Proceeds from borrowings	6.7.2	3,499,986	11,700,297	3,996,820
Payment of borrowings		(5,009,769)	(7,252,226)	(5,381,130)
Payment to FIDC quota holders		(1,250,000)	(2,767,552)	(2,059,500)
Proceeds from FIDC quota holders		—	584,191	2,716,138
Payment of leases	6.7.2	(99,829)	(83,610)	(41,373)
Capital increase, net of transaction costs		—	—	7,832,590
Repurchase of own shares		—	(988,824)	(76,361)
Sale of own shares	21.3.4(a)	53,406	—	—
Acquisition of non-controlling interests		(325)	(1,265)	(1,012)
Transaction with non-controlling interests		—	230,500	—
Dividends paid to non-controlling interests		(3,601)	(2,967)	(904)
Cash proceeds from non-controlling interest		—	893	230,898
Net cash (used in) provided by financing activities		(2,810,132)	1,419,437	7,216,166

Effect of foreign exchange on cash and cash equivalents		14,548	(487)	14,969
Change in cash and cash equivalents		(2,983,041)	2,048,655	1,478,648

Cash and cash equivalents at beginning of year	5.2	4,495,645	2,446,990	968,342
Cash and cash equivalents at end of year	5.2	1,512,604	4,495,645	2,446,990
Change in cash and cash equivalents		(2,983,041)	2,048,655	1,478,648

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street.

On November 29, 2022, the Company announced that the Brazilian Central Bank (“BACEN”) has approved the technical requirement of change of control submitted by the Company amid a corporate restructuring involving the conversion of Eduardo Pontes interests in Company´s Class B super-voting shares (which were held indirectly through holding companies) into Class A shares directly owned by his family vehicles ("Corporate Restructuring”).

As a result of the Corporate Restructuring, there were a decrease in the concentration of votes held by the Company’s founding shareholders and HR Holdings, LLC became the owner of 31.1% of the Company’s voting power, whose ultimate parent is an investment fund, the VCK Investment Fund Limited SAC A, owned by the co-founder of the Company, Andre Street.

The individual Company’s shares are publicly traded on Nasdaq (STNE) and depositary receipts (BDRs) representing the Company´s shares are traded on the São Paulo exchange (B3 under the ticker STOC31).

The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store. mobile and online devices helping them to better manage their businesses, become more productive and sell more - both online and offline.

The consolidated financial statements were approved by the Audit Committee on meeting held on March 10, 2023.

1.1.	2020 Follow-on

On August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common shares, of a par value of US$0.000079365 per share, including the full exercise of the underwriters’ option to purchase 4,106,250 additional shares (“Offering”).

The Offering price was US$47.50 per Class A common share, resulting in gross proceeds of US$ 1,495,359. The Company received net proceeds of US$1,464,702 (or R$7,872,554), after deducting US$30,657 in underwriting discounts and commissions. Additionally, the Company incurred in US$7,278 and (or R$39,964) regarding other offering expenses.

The shares offered and sold in the Offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-244404), which was declared effective by the Securities and Exchange Commission on August 17, 2020.

The Company used the net proceeds from the Offering to finance the acquisition of Linx S.A. (Note 1.2), and to pay related fees and expenses, as well as for general corporate purposes.

1.2.	Linx acquisition

On November 17, 2020, Linx S.A. (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. (“STNE Par”), that holds the software investments business of the Group, and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (“CADE”) on June 16, 2021, with no restrictions, and was completed on July 1, 2021.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated proportionally according to the CDI rate variation from February 11, 2021 until the date of the effective payment, and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 1, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$ 37.78 for each Linx share.

The redemption mentioned above was adjusted by Linx’s intermediary dividend payment, approved on June 16, 2021, based on the accumulated profits of fiscal years prior to 2020, as evidenced in its balance sheet as of December 31, 2020, for R$ 100,000 (one hundred million reais), corresponding to R$ 0.5636918 per share. On the date of the dividend approval, the Group already had Linx’s shares classified as Short-term investments, so it received an amount of R$ 20,129 as dividends, recognized in Other income (expenses), net.

For further information, see Note 21.4.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

1.3.	Recasted financial statements

The purchase price allocation was concluded for SimplesVet and VHSYS acquisitions on March 31, 2022, for the Linx acquisition on June 30, 2022 and for Collact and Trampolin acquisitons on September 30, 2022 (see details in Note 21.4). Therefore, retrospective adjustments were made in the Statement of financial position as of December 31, 2021 in accordance with IFRS 3.

There were no impacts in the Statement of profit or loss for the comparative year ended December 31, 2021. The revised lines in the Statement of financial position are as follows:

	December 31, 2021 (As previously presented)	Adjustments	December 31, 2021 (Recasted)
Assets
Current assets
Recoverable taxes(a)	230,558	(15,721)	214,837
Total current assets	29,960,173	(15,721)	29,944,452
Non-current assets
Deferred tax assets(b)	431,755	148,737	580,492
Intangible assets(c)	8,370,313	(92,795)	8,277,518
Total non-current assets	12,096,618	55,942	12,152,560
Total assets	42,056,791	40,221	42,097,012

Liabilities and equity
Non-current liabilities
Deferred tax liabilities(b)	617,445	12,466	629,911
Other liabilities(d)	348,458	(5,019)	343,439
Total non-current liabilities	5,672,500	7,447	5,679,947
Total liabilities	28,462,345	7,447	28,469,792

Equity
Capital reserve(e)	14,516,767	24,365	14,541,132
Equity attributable to owners of the parent	13,512,081	24,365	13,536,446
Non-controlling interests(f)	82,365	8,409	90,774
Total equity	13,594,446	32,774	13,627,220

Total liabilities and equity	42,056,791	40,221	42,097,012

(a)	The recoverability of tax credits previously recognized by Linx was reviewed.

(b)	The Group identified deferred tax liabilities in relation to the tax amortization of goodwill previously recognized by Linx on past business combinations. These amounts were derecognized on the consolidated financial statements due to the acquisition of Linx. A deferred tax asset related to the tax benefit over the remaining fiscal amortization of goodwill was recognized. Additionally, the deferred tax liabilities over identified intangible assets were reviewed.

(c)	The adjustments refer mainly to goodwill impacted by items (a) and (b) described above and a fair value of non-compete agreement signed with the Linx founders. Minor impacts refer to reviewed assessment of customer relationships, software, and trademarks and patents identified in the business combinations of SimplesVet, VHSYS, Trampolin, Collact and Linx.

(d)	The adjustments refer mainly to reviewed contingent consideration of SimplesVet and Trampolin.

(e)	The adjustments refer to the contingent consideration in the form of equity instruments originated from the non-compete agreement signed with the Linx founders.

(f)	The adjustments refer to the fair value of non-controlling interests in SimplesVet and VHSYS over the adjustments described in the item (c) above.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

2.	General accounting policies

The accounting policies are presented in each of the notes along the financial statements. General accounting policies, not related to subjects treated in specific notes, are presented as follows.

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for some Short and Long-term investments, Accounts receivable from card issuers, certain loans presented under Trade accounts receivable, Derivative financial instruments, Other liabilities related to contingent consideration and, upon initial recognition, Provision for contingencies of entities acquired on business combinations. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

2.2.	Foreign currency translation

2.2.1.	Financial statements in foreign currencies

The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.

For each entity, the Group determines its functional currency. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the Company’s subsidiaries is also the Brazilian real, except for the Napse Group.

The functional currencies of the different entities of the Napse Group are the U.S. dollar, Argentinian peso, Chilean peso, Mexican peso, Nuevo Sol and Uruguayan peso.

The financial statements of entities with a functional currency different than the Brazilian real, have their financial statements translated into Brazilian reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) average monthly exchange rates for profit or loss, and (iii) the exchange rate at the transaction date for equity transactions. Exchange gains and losses arising from translating are recorded in OCI.

2.2.2.	Transactions in foreign currencies

Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot rate at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in the statement of profit or loss. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers and from the translation of the Group’s financial instruments denominated in foreign currencies.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

2.3.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such arrangements are defined as leases.

2.3.1.	Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets for which the Group opts for recognition exemption. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

2.3.1.1.	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. The estimated useful lives for the right-of-use assets are as follows:

Estimated useful lives (years)
Offices	1-10
Vehicles	1-3
Equipment	1-10
Software	1-3

If ownership of the leased asset is transferred to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

2.3.1.2.	Lease liabilities

At the commencement date of the lease, the Group recognizes under “Loans and financing” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

2.3.1.3.	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of offices, software, vehicles and other equipment (contracts that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below US$ 5,000). Lease payments of short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

2.3.2.	Group as lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

The Group has cancellable month-to-month lease contracts of Pin Pads & POS to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a straight-line basis. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.

2.4.	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.

The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group.

As of December 31, 2022, the balance is mainly represented by prepaid media to the Globo group of R$ 163,065 (R$ 294,953 as of December 31, 2021). Under the terms of the agreement the amount is available to place media until 2025.

2.5.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period; or

•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period; or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.6.	IAS 29 Financial Reporting in Hyperinflationary Economies

Considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the IAS 29 Financial Reporting in Hyperinflationary Economies is mandatory for the subsidiary Napse S.R.L., located in Argentina.

Pursuant to IAS 29, non-monetary assets and liabilities, shareholders’ equity and amounts in the statement of profit or loss of entities that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

2.7.	New standards and amendments to standards and interpretations adopted

The following amendments and interpretations were applied for the first time in 2022:

•	Onerous contracts – costs of fulfilling a contract – amendments to IAS 37: The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities.

•	IFRS 9 – Financial instruments – fees in the ‘10 per cent’ test for derecognition of financial liabilities: The amendment clarifies the fees that an entity includes when assessing ‘10 per cent’ test and whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

•	Reference to the conceptual framework – amendments to IFRS 3: The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018.

•	Proceeds before intended use – amendments to IAS 16: The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

•	IAS 41 - Taxation in fair value measurements: The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

•	First-time adoption of international financial reporting standards: The amendment to IFRS 1 simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

These amendments mentioned above had no relevant impact on the consolidated financial statements of the Group.

2.8.	New standards and amendments to standards and interpretations not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

2.8.1.	Amendments to IAS 1: classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right;

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group reviewed the amendment and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

2.8.2.	Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction

These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group will apply the amendments for applicable transactions, on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have any impact on its consolidated financial statements by applying these amendments.

2.8.3.	IFRS 17 – insurance contracts

This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group is assessing the impact that the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

2.8.4.	Narrow scope amendments to IAS 1, practice statement 2 and IAS 8

In February 2021, the Board issued amendments to IAS 1, IFRS Practice Statement 2 Making Materiality Judgements (the PS) and to IAS 8. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group had assessed the amendment and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

2.8.5.	Lease Liability in a Sale and Leaseback Amendments to IFRS 16

In September 2022, the Board issued the amendment to IFRS 16. The amendment clarifies the subsequent measurement of lease liability related to a sale and leaseback transaction, principally for those lease contracts that payments are variable and do not depend on an index or rate.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is to mitigate the risk of material differences between estimated and actual results in the future. Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are described as follows.

Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are presented in each of the notes along the financial statements. General assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date, not related to subjects treated in specific notes, are presented as follows.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

3.1.	Incremental borrowing rate estimate on leases

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to obtain a borrowing over a similar term, and with a similar security, for acquire an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

4.	Group information

4.1.	Subsidiaries

4.1.1.	Accounting policy

4.1.1.1.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:

•	has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in the reserve for “Transactions among shareholders”.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

4.1.1.2.	Consolidation of structured entities

Usually, the control of an investee is determined by voting or similar rights of the investor. In some cases, voting or similar rights of the investor on the investee is not the decisive factor to characterize the control. An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity is denominated as a structured entity. Frequently, the relevant activities of structured entities are directed by means of contractual arrangements. In such cases, an investor’s consideration of the purpose and design of the investee shall also include consideration of the risks to which the investee was designed to be exposed, the risks it was designed to pass on to the parties involved with the investee and whether the investor is exposed to some or all of those risks.

Based on the contractual terms, the Group identified that some investments meet the definition of a structured entity under IFRS 12 – Disclosure of Interests in Other Entities.

The Group considers the FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III, FIC FIM STONECO and Fundo Retail to be structured entities that are controlled by the Group. The participation of the Group in each of them is stated as follows:

Outstanding quotas held by the Group

Fundo de Investimento em Direitos Creditórios - Bancos Emissores de Cartão de Crédito - Stone III ("FIDC AR III")	100% of subordinated quotas representing approximately 21% of total (subordinated and senior and/or mezzanine) quotas
Tapso Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO")	100% of subordinated quotas representing approximately 99% of total (subordinated and senior and/or mezzanine) quotas
Tapso II Fundo de Investimento em Direitos Creditórios ("FIDC TAPSO II")	100% of subordinated quotas representing total quotas
SOMA Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA")	100% of subordinated quotas representing total quotas
SOMA III Fundo de Investimentos em Direitos Creditórios Não Padronizados ("FIDC SOMA III")	100% of subordinated quotas representing total quotas
Stoneco exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado ("FIC FIM STONECO")	100% of all outstanding quotas of a single class
Retail Renda Fixa Crédito Privado Fundo de Investimento ("Fundo Retail")	100% of all outstanding quotas of a single class

The bylaws of these structured entities were established by us at their inception, and grant us significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns. During 2021, the structured entities FIDC SOMA IV and Santander Moving Tech RF Referenciado DI CP FI were closed.

In accordance with IFRS 10, the Group concluded it controls FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III, FIC FIM STONECO and Retail Renda Fixa, therefore, they are consolidated in the Group’s financial statements. For the FIDCs senior and mezzanine quotas held by third parties, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. See Note 6.7 for further details.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

4.1.2.	Subsidiaries of the Group

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Principal activities	December 31, 2022	December 31, 2021
Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
PDCA S.A. (“PDCA”) (a)	Merchant acquiring	—	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Merchant acquiring	100.00	100.00
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. ("TAG")	Financial assets register	100.00	100.00
MAV Participações S.A. (“MVarandas”)(b)	Technology services	—	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.50	51.50
Equals S.A. (“Equals”)	Technology services	100.00	100.00
Questor Sistemas S.A. (“Questor”)	Technology services	50.00	50.00
Sponte Informática S.A. (“Sponte”) (c)	Technology services	100.00	90.00
SimplesVet Tecnologia S.A. (“SimplesVet”) (Note 21.4)	Technology services	50.00	50.00
VHSYS Sistema de Gestão S.A. (“VHSYS”) (Note 21.4)	Technology services	50.00	50.00
Trampolin Pagamentos S.A. (“Trampolin”) (Note 21.4)	Technology services	100.00	100.00
Linx S.A. (“Linx”) (Note 21.4)	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”) (d)	Technology services	100.00	100.00
Linx Telecomunicações Ltda.	Technology services	100.00	100.00
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”)	Technology services	100.00	—
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Napse IT Peru S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Synthesis Holding LLC (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Mercadapp Soluções em Software Ltda ("Mercadapp") (e)	Technology services	—	100.00
Hiper Software S.A. ("Hiper")	Technology services	100.00	100.00
Reclame Aqui LLC (“Reclame Aqui Group”) (Note 21.3)	Technology services	50.00	—
Obvio Brasil Software e Serviços S.A. (“Reclame Aqui Group”) (Note 21.3)	Technology services	50.00	—
O Mediador Tecnologia da Informação S/S Ltda (“Reclame Aqui Group”) (Note 21.3)	Technology services	50.00	—
Reclame Aqui Marcas e Serviços Ltda (“Reclame Aqui Group”) (Note 21.3)	Technology services	50.00	—
Hubcount Tecnologia S.A. (“Hubcount”) (f) (Note 21.3)	Technology services	75.60	—
Creditinfo Jamaica Ltd ("Creditinfo Caribbean") (g)	Credit bureau services	—	53.05
Creditinfo Guyana Ltd ("Creditinfo Caribbean") (g)	Credit bureau services	—	53.05
Creditinfo Barbados Ltd ("Creditinfo Caribbean") (g)	Credit bureau services	—	53.05
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC ("Buy4 LLC")	Cloud store card transactions	100.00	100.00

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

% of Group's equity interest
Entity name	Principal activities	December 31, 2022	December 31, 2021
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
Stone Seguros S.A. (“Stone Seguros”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd. ("StoneCo UK")	Service provider	100.00	100.00
Stone Logística Ltda. ("Stone Log")	Logistic services	100.00	100.00
Collact Serviços Digitais S.A. (“Collact”) (h)	Customer relationship management	—	100.00
Stone Franchising Ltda. ("Franchising")	Franchising management	100.00	100.00
Cappta S.A. (“Cappta”)	Electronic fund transfer	59.60	58.48
Ametista Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Esmeralda Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Diamante Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Safira Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Fundo de Investimento em Direitos Creditórios - Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Investment fund	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios (“FIDC TAPSO”)	Investment fund	100.00	100.00
Tapso II Fundo de Investimentos em Direitos Creditórios (“FIDC TAPSO II”)	Investment fund	100.00	100.00
SOMA Fundo de Investimento em Direitos Creditórios Não Padronizados (“FIDC SOMA”)	Investment fund	100.00	100.00
SOMA III Fundo de Investimento em Direitos Creditórios Não Padronizados (“FIDC SOMA III”)	Investment fund	100.00	100.00
Stoneco Exclusivo Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado (“FIC FIM STONECO”)	Investment fund	100.00	100.00
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”)	Investment fund	100.00	100.00
MPB Capital LLC ("MPB")	Investment company	100.00	100.00
DLP Capital LLC ("DLP Cap")	Holding company	100.00	100.00
DLPPar Participações S.A. (“DLPPar”)	Holding company	100.00	100.00
Reclame Aqui Holding Ltd. (Note 21.3)	Holding company	50.00	—
STNE Participações S.A. ("STNE Par")	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. ("STNE ParTec")	Holding company	100.00	100.00
VittaPar LLC (“Vitta Group”)	Holding company	100.00	100.00
StoneCo CI Ltd (g)	Holding company	—	53.05
Stone Holding Instituições S.A.(i)	Holding company	100.00	—

(a)	PDCA was merged into Pagar.me on October 18, 2022.

(b)	MVarandas was merged into Linx Sistemas on April 1, 2022.

(c)	STNE Par acquired the remaining shares of Sponte on September 20, 2022.

(d)	Plugg.to was merged into Linx Sistemas on November 2, 2022.

(e)	Mercadapp was merged into Linx Sistemas on January 1, 2022.

(f)	STNE Par has a 50% equity in Questor and, on August 31, 2022, Questor acquired a 75.60% equity interest in Hubcount Tecnologia S.A. ("Hubcount").

(g)	On October 18, 2022, the Group lost control of its subsidiary StoneCo CI and Creditinfo after a capital contribution by a new investor. The remaining interest of 47.75% held by the Group on Creditinfo is classified as an investment in an associate according to IAS 28. As result of the loss of control, in accordance with IFRS 10, the Group derecognized the assets and liabilities of Creditinfo. Additionally, the Group measured the remaining interest in Creditinfo at fair value, which resulted in a loss of R$ 8,584 recorded in the statement of profit or loss attributable to the Group as Other income (expenses), net.

(h)	Collact was merged into Stone Pagamentos on January 1, 2022.

(i)	On October 26, 2022, the Group created a new company, with the objective of holding equity interests in institutions authorized to operate by the Central Bank of Brazil (“BACEN”).

The Group holds call options to acquire additional interests in some of its subsidiaries (see details in Notes 6.1.5 and 6.8) and issued put options to non-controlling investors (see details in Note 6.12 (k)).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

4.2.	Associates

4.2.1.	Accounting policy

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not have control, or joint control over those policies.

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. The Group’s investments in associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and it carrying value, and then recognizes the loss within share of profit of an associate in the statement of profit or loss.

In case of loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

4.2.2.	Associates held by the Group

		% Groups's equity interest
Entity name	Principal activities	December 31, 2022	December 31, 2021
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Neostore Desenvolvimento De Programas De Computador S.A. (“Neomode”)(a)	Technology services	40.02	—
RH Software S.A. (“RH Software”)(b)	Technology services	20.00	—
APP Sistemas S.A. (“APP”)	Technology services	20.00	20.00
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”)	Credit bureau services	47.75	—
Creditinfo Guyana Inc (“Creditinfo Caribbean”)	Credit bureau services	47.75	—
Creditadvice Barbados Ltd (“Creditinfo Caribbean”)	Credit bureau services	47.75	—
Creditinfo ECCU Ltd (“Creditinfo Caribbean”)	Credit bureau services	47.75	—
StoneCo CI Ltd	Holding company	47.75	—

(a)	On July 2, 2021, our subsidiary Linx Sistemas signed an agreement to acquire an equity interest of 40% of the shares of Neostore Desenvolvimento de Programas de Computador SA (“Neomode”), through the execution of an Investment Agreement with the shareholders of Neomode. The acquisition was conditioned to Brazilian Antitrust Authority (“CADE”) approval, which occurred on November 19, 2021. The Group concluded the acquisition on January 7, 2022, through a capital increase of R$ 6,083 and loans conversion of R$ 875, totalizing a transferred consideration of R$ 6,958.

(b)	On May 2, 2022, the Group acquired a 20% equity interest in RH Software, a private company based in the State of São Paulo, Brazil, for R$ 2,320 through a loan agreement conversion. RH Software develops software directed to dental clinics, with which the Company expects to obtain synergies in its services to clients. The Group also holds a call option to acquire an additional equity interest in the period from 2 to 3 years counted from the date of closing of the agreement, which will allow the Group to acquire an additional 30% equity interest in RH Software.

The Group holds call options to acquire additional interests in some of its associates (see details in Notes 6.1.5 and 6.8).

5.	Cash and cash equivalents

5.1.	Accounting policy

Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with a maturity of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value, and readily convertible into cash.

5.2.	Currency denomination

	2022	2021
Denominated in R$	1,388,616	4,431,019
Denominated in US$	123,959	64,593
Denominated in other foreign currencies	29	33
	1,512,604	4,495,645

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Financial instruments

6.1.	Accounting policy

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

6.1.1.	Financial assets

6.1.1.1.	Description of the different financial assets

We hold financial assets in all of our businesses but because of the nature of its activities our segments generates and manages more broadly financial assets. In order to facilitate the understanding of the financial statements and how they relate to our business we summarize for the financial asset line items presented in our balance sheet which is the business activity that generates such assets, how they are measured and where in the statement of profit or loss we classify the results generated by such assets.

Line item presented in the balance sheet	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented
Cash and cash equivalents and Short-term investments	Managing of liquidity of the business	FVPL	Interest income - Other financial income Fair value gain or losses - Other financial income Foreign exchange gain or losses - Financial expenses, net
Financial assets from banking solutions	Corresponds to amounts that we are regulatorily required to maintain in certain specified assets as reserve requirements for deposits of our banking customers	Deposits at BACEN – Amortized cost Government securities – FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Accounts receivable from card issuers	Amounts receivable from card issuers for transactions that our acquiring business processes. The balances do not carry interest. We regularly sell those receivables before their maturity as part of our funding strategy	FVOCI	Cost of funding on sale of receivables - Financial expenses, net Foreign exchange gain or losses on balances of transactions in foreign currency - Financial expenses, net
Trade accounts receivable - Loans designated at FVPL	Corresponds to loans granted to customers of our acquiring business up to June 30, 2021	FVPL as we voluntarily designated such loans to be measured at FVPL	Interest income - Financial income Fair value gain or losses - Financial income
Trade accounts receivable - All other items	Corresponds to amounts due by our customers of the acquiring business for transaction services and equipment rental and of our software business for services provided.	Amortized cost	Expected credit losses - Cost of services Interest and penalties for late payment - Other financial income
Derivative financial instruments	Corresponds to derivative entered into to manage the financial risks (mainly interest rate and foreign exchange) inherent to our acquiring business and related to our funding structure	FVPL

Fair value gain or losses - Financial expenses, net

For those designated in a cash flow hedge relationship:

Ineffective portion of change in fair value - Financial expenses, net

Effective portion of change in fair value once reclassified from OCI - Financial expenses, net

Long-term investments	Corresponds to investments in equity interests without significant influency	FVPL	Other financial income / Mark-to-market on equity securities designated at FVPL

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.1.1.2.	Initial recognition and measurement

Financial assets are classified at initial recognition as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of both, holding to collect contractual cash flows and selling.

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

6.1.1.3.	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories, as described as follows:

6.1.1.3.1. Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost include trade accounts receivable, other assets, loans to customers included in Trade accounts receivable originated from July 1, 2021 and receivables from related parties.

6.1.1.3.2. Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments)

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group and it corresponds solely to accounts receivable from card issuers.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.1.1.3.3. Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can irrevocably elect to classify its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to irrevocably classify some of their equity investments under this category, included in long-term investments.

6.1.1.3.4.	Financial assets at FVPL

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes (i) bonds, investment funds and some equity investments under short-term investments and long-term investments, which the Group had not irrevocably elected to classify at FVOCI, (ii) derivative financial instruments, and (iii) loans to customers included in Trade accounts receivable originated until June 30, 2021 which the Group has irrevocably elected to classify as FVPL.

6.1.1.4.	Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized of the consolidated statement of financial position when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

The derecognition of a financial asset by the Group occurs manly in the definitive assignment of Accounts receivable from card issuers to third parties without substantial retention of risks and benefits of the assigned financial asset and without continuing involvement. The difference between the consideration received by the Group for the financial asset and its carrying amount is recognized under ¨Financial expenses, net¨.

6.1.1.5.	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments measured at amortized cost or FVOCI. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group applies a simplified approach in calculating ECLs, therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

The Group applies a simplified approach on both Accounts receivable from card issuers and Trade accounts receivable. Accounts receivable from card issuers are considered contract assets that have a maturity of one year or less.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.1.2.	Financial liabilities

6.1.2.1.	Description of our funding strategy including different financial liabilities of our Financial Services segment

Our different businesses require funding. In particular our acquiring business in our Financial Services segment requires significant levels of funding for us to be able to provide liquidity to our customers mainly through the anticipated payment of the transactions processed through us or other acquirers and by providing them loans. We use different forms of funding, some of which are indebtedness presented as financial liabilities in our statement of financial position . We also fund our activities by selling accounts receivables on a fully non-recourse basis and passing to the counterparts all the risks and benefits of such assets (see 6.1.1.1 - Accounts receivable from card issuers). In order to facilitate the understanding of the financial statements and how they relate to our business we summarize for our financial liabilities line items presented in our balance sheet which is the business activity that generates such liabilities how they are measured and where in the statement of profit or loss we classify the results generated by such liabilities.

Line item presented in the balance sheet	Description of the related business activity	Basis of measurement	Line item of the profit or loss statement where results generated are presented
Deposits from banking customers	Amounts held by our banking customers on their payment accounts.	Amortized cost	The financial liability generally does not result in the recognition of gain or losses
Accounts payable to clients	Amounts payable to merchants for transactions that our acquiring business processes. The balances do not carry interest. We pay the amounts due in advance of the contractual due date at a discount	Amortized cost	Gain for the prepayment of payables at a discount - Financial income
Loans and financing	Financing obtained from third parties as part of our funding strategy	Amortized cost	Interest expense - Financial expenses, net Foreign exchange gain or losses - Financial expenses, net
Obligations to FIDC quota holders	Financing obtained through consolidated structured entities - FIDCs	Amortized cost	Financial expenses, net

6.1.2.2.	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other liabilities, loans and financing, and derivative financial instruments.

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.1.2.3.	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described as follows.

6.1.2.3.1.	Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. This category includes derivative financial instruments and contingent consideration included in other liabilities.

6.1.2.3.2.	Financial liabilities at amortized cost

After initial recognition, financial liabilities classified in this category are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is classified as Financial expenses, net in the statement of profit or loss.

This category includes all financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most relevant to the Group.

6.1.2.4.	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

6.1.3.	Fair value of financial instruments

The Group measures financial instruments such as derivatives, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I: quoted prices in active markets for identical assets or liabilities;

•	Level II: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III: techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

6.1.4.	Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

As of December 31, 2022, and 2021, the Group has no financial instruments that meet the conditions for recognition on a net basis.

6.1.5.	Derivative financial instruments

From time to time, the Group uses derivative financial instruments to manage currency and interest rate risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income”. The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net”. For the hedged item classified as a financial instrument measured at amortized cost using the EIR method, the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the income statement. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss on the liquidation of the hedging instrument. See Note 6.8.1 for further details.

The Group also uses derivative financial instruments as economic hedge. These instruments are measured at FVPL and recorded as an asset or liability under Derivative financial instruments. See Note 6.8.2 for further details.

Certain share purchase and sale agreements entered into by the Company for the acquisition of subsidiaries and associates include call options to acquire additional interests in the investees, which are classified as embedded derivatives. Each of the options is measured at FVPL in accordance with pre-determined formulas and recorded in the consolidated statement of financial position as an asset under Derivative financial instruments. See Note 6.8. for further details.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.2.	Significant judgments, estimates and assumptions

6.2.1.	Measurement of loss allowance for expected credit losses

6.2.1.1.	Accounts receivable from card issuers

The Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.

6.2.1.2.	Trade accounts receivable

The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (e.g., by product type, customer type and rating).

The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s Accounts receivable from card issuers and Trade accounts receivable are disclosed in Notes 6.4.1 and 6.5.1 respectively.

6.2.2.	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

6.2.3.	Trade accounts receivable carried at amortized cost

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

After Linx acquisition, the Group carries Linx Pay’s accounts receivable from card issuers at amortized cost.

6.2.4.	Loans to customers originated from July 1st, 2021 carried at amortized cost

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

Starting on July 1st, 2021, we decided to account for a new credit portfolio at amortized cost, included in Trade accounts receivable, since it is held to collect payments of principal and interest and meet the SPPI test.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

As of December 31, 2022 the loans to customers were not material.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.3.	Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2022
Bonds(a)	1,276,099	2,176,019	—	—	3,452,118
Equity securities(b)	—	—	182,139	32,626	214,765
Investment funds(c)	—	1,654	—	—	1,654
	1,276,099	2,177,673	182,139	32,626	3,668,537

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2021
Bonds(a)	645,826	1,336,344	—	—	1,982,170
Equity securities(b)	—	—	1,215,791	22,685	1,238,476
Investment funds(c)	—	10,867	—	—	10,867
	645,826	1,347,211	1,215,791	22,685	3,231,513

(a)	Comprised of Brazilian Treasury Notes (“LFTs”), structured notes linked to LFTs and corporate bonds in the amount of R$ 923,098, R$ 2,159,938 and R$ 369,082 (2021 – R$ 344,032, R$ 1,336,344 and R$ 301,794) respectively, with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2022, bonds of listed companies are mainly indexed to fixed rates in USD and hedged to Brazilian reais using Non Deliverable Forwards (NDFs).

(b)	Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of December 31, 2022, was determined based on negotiations of the securities.

•	Assets at FVPL

Comprised of Banco Inter S.A. (“Banco Inter”)´s shares, acquired on June, 2021. The change in fair value of equity securities at FVPL for December 31, 2022 was a loss of R$ 853,056 (December 31, 2021 was a loss of R$ 1,264,213). which was recognized in the statement of profit or loss.

•	Assets as FVOCI

On December 31, 2022 and 2021, comprised mainly of ordinary shares in entities that are not traded in an active market.

The change in fair value of equity securities at FVOCI for the year ended December 31, 2022 was R$ (6,971) (December 31, 2021 – R$ 216,466), which was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

6.4.	Accounts receivable from card issuers

6.4.1.	Composition of accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business.

	2022	2021
Accounts receivable from card issuers(a)	20,053,392	18,865,658
Accounts receivable from other acquirers(b)	718,228	436,035
Allowance for expected credit losses	(22,763)	(15,103)
	20,748,857	19,286,590

Current	20,694,523	19,286,590
Non-current	54,334	—

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

Part of the cash needs by the Group to advance payments to acquiring customers are met by the definitive sell of receivables to third parties. When such sale of receivables is carried out to entities in which we have subordinated shares or quotas, the receivables sold remain in our balance sheet, as these entities are consolidated in our financial statements. As of December 31, 2022 a total of R$1,116,264 are consolidated through FIDC AR III, of which the Group have subordinated shares (R$2,363,476 as of December 31, 2021). When the sale of receivables is carried out to entities in which we do not maintain participation or continuous involvement, the amounts transferred are derecognized from the accounts receivable from card issuers. As of December 31, 2022 and 2021 the sale of receivables that were derecognized from accounts receivables from card issuers in our balance sheet represent the main form of funding used by the Group to fund our prepayment business.

Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders. During 2022, the Group settled the debentures that had a guarantee with Accounts receivable from card issuers (December 31, 2021 - R$451,618).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.4.2.	Allowance for expected credit losses of accounts receivable from card issuers

	2022	2021
At January 1	15,103	12,765
Charge for the year	22,818	8,820
Reversal	(15,158)	(6,482)
At December 31	22,763	15,103

6.4.3.	Impairment and risk exposure

In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Notes 6.1.1.5 and 6.2.1.1 for further details.

6.5.	Trade accounts receivable

6.5.1.	Composition of trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	2022	2021
Accounts receivable from subscription services	294,516	232,109
Accounts receivable from equipment rental	135,479	159,771
Loans designated at FVPL	26,866	511,240
Chargeback	58,302	26,783
Receivables from registry operation	35,150	41,449
Services rendered	36,089	13,388
Others	44,078	41,399
Allowance for expected credit losses	(108,434)	(80,418)
	522,046	945,721

Current	484,722	886,126
Non-current	37,324	59,595

The Group records an allowance for expected credit losses of trade accounts receivable based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Notes 6.1.1.5 and 6.2.1.2 for further details.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.5.2.	Allowance for expected credit losses of trade accounts receivable

	2022	2021
At January 1	80,418	32,463
Business combination(a)	—	10,401
Charge for the year	94,093	73,510
Reversal	(13,181)	(3,876)
Write-off	(52,896)	(32,080)
At December 31	108,434	80,418

(a)	Refers to Linx acquisition (Note 21.4).

6.6.	Financial assets from banking solution and deposits from banking customers

As required by the Brazilian Central Bank (“BACEN”) regulation, the financial assets arising from banking solutions must be deposited in accounts custody by the BACEN or invested in Brazilian National Treasury Bonds, in order to guarantee the deposits from banking customers.

In December 31, 2022, the balances in transit were R$ 243,782 (December 31, 2021 - R$ 169,558).

6.7.	Loans and financing and Obligations to FIDC quota holders

6.7.1.	Composition of loans and financing and obligations to FIDC quota holders

	Average annual interest rate %	Original maturity	Current portion	Non-current portion	December 31, 2022
Obligations to FIDC AR III quota holders (6.7.3.1)	CDI Rate* + 1.50%	Aug/23	952,780	—	952,780
Obligations to FIDC TAPSO quota holders (6.7.3.2)	CDI Rate* + 1.80%	Feb/23	22,468	—	22,468
Obligations to FIDC quota holders			975,248	—	975,248

Leases (6.7.3.3)	105.1% to 151.8% of CDI Rate*	Jan/23 to Jun/29	55,583	144,564	200,147
Bonds (6.7.3.4)	3.95% USD	Jun/28	4,007	2,583,861	2,587,868
Bank borrowings (6.7.3.5)	CDI + 0.95%. to CDI + 1.44%	Three to eighteen months	1,787,817	45	1,787,862
Loans and financing			1,847,407	2,728,470	4,575,877

			2,822,655	2,728,470	5,551,125

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	Average annual interest rate %	Maturity	Current portion	Non-current portion	December 31, 2021
Obligations to FIDC AR III quota holders (6.7.3.1)	CDI Rate* + 1.50%	Aug/23	1,273,675	932,368	2,206,043
Obligations to FIDC TAPSO quota holders (6.7.3.2)	CDI Rate* + 1.50%	Mar/22	21,131	—	21,131
Obligations to FIDC TAPSO quota holders			1,294,806	932,368	2,227,174
Leases (6.7.3.3)	105.7% to 151.8% of CDI Rate*	Jan/22 to Jun/29	66,531	206,924	273,455
Bonds (6.7.3.4)	3.95% USD	Jun/28	4,592	2,760,018	2,764,610
Bank borrowings (6.7.3.5)	CDI + 0.75% to CDI + 1.50%	Three to eighteen months	2,108,123	589,518	2,697,641
Debentures (6.7.3.6)	109.0% of CDI Rate*	Jul/22	399,509	—	399,509
Loans and financing			2,578,755	3,556,460	6,135,215
			3,873,561	4,488,828	8,362,389

(*)	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil, the average rate of 2022 was 12.38% (2021 – 4.42%).

6.7.2.	Changes in loans and financing and obligations to FIDC quota holders

	Balance at 12/31/2021	Additions	Disposals	Payment	Business Combination	Changes in Exchange Rates	Interest	Balance at 12/31/2022
Obligations to FIDC AR III quota holders (Note 6.7.3.1)	2,206,043	—	—	(1,461,058)	—	—	207,795	952,780
Obligations to FIDC TAPSO quota holders (Note 6.7.3.2)	21,131	—	—	(1,515)	—	—	2,852	22,468
Leases (Note 6.7.3.3)	273,455	64,658	(52,913)	(99,829)	—	176	14,600	200,147
Bonds (Note 6.7.3.4)	2,764,610	—	—	(103,134)	—	(185,153)	110,980	2,587,303
Bank borrowings (Note 6.7.3.5)	2,697,641	3,499,986	—	(4,702,769)	4,464	—	289,105	1,788,427
Debentures (Note 6.7.3.6)	399,509	—	—	(421,691)	—	—	22,182	—
	8,362,389	3,564,644	(52,913)	(6,789,996)	4,464	(184,977)	647,514	5,551,125

	Balance at 12/31/2020	Additions	Disposals	Payment	Business Combination	Changes in Exchange Rates	Interest	Balance at 12/31/2021
Obligations to FIDC AR III quota holders (Note 6.7.3.1)	4,114,315	—	—	(2,064,720)	—	—	156,448	2,206,043
Obligations to FIDC TAPSO quota holders (Note 6.7.3.2)	20,476	—	—	(708)	—	—	1,363	21,131
Obligations to FIDC SOMA III quota holders	239,759	584,191	—	(864,747)	—	—	40,797	—
Leases (Note 6.7.3.3)	174,861	92,802	(14,474)	(83,610)	88,879	62	14,935	273,455
Bonds (Note 6.7.3.4)	—	2,477,408	—	(55,497)	—	282,580	60,119	2,764,610
Bank borrowings (Note 6.7.3.5)	390,830	9,222,889	—	(7,294,101)	258,797	—	119,226	2,697,641
Loans with private entities	745,051	—	—	(770,372)	—	—	25,321	—
Debentures (Note 6.7.3.6)	398,358	—	—	(17,596)	—	—	18,747	399,509
	6,083,650	12,377,290	(14,474)	(11,151,351)	347,676	282,642	436,956	8,362,389

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.7.3.	Description of loans and financing and obligations to FIDC quota holders

In the ordinary course of the business, the company funds its prepayment business through a mix of own cash, debt and receivables sales.

6.7.3.1.	Obligations to FIDC AR III quota holders

In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest is made every three months. After this period, the amortization of the principal and the payment of interest is every three months. The benchmark return rate is CDI + 1.5% per year.

Payments mainly refer to the amortization of the principal and the payment of interest of the first series of FIDC AR III.

6.7.3.2.	Obligations to FIDC TAPSO quota holders

In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022 and the benchmark return rate became 100% of the CDI + 1.50% per year.

In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023 and the benchmark return rate became 100% of the CDI + 1.80% per year.

6.7.3.3.	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

6.7.3.4.	Bonds

In June 2021, the Group issued its inaugural dollar bonds, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt).

6.7.3.5.	Bank borrowings

During the year of 2022 the Group issued CCBs (bilateral unsecured term loans), with multiple counterparties and maturities ranging from short (less than 12 months) to long term (above 12 months). The principal and the interests of this type of loan are mainly paid at maturity. The proceeds of these loans were used mainly for the prepayment of receivables.

6.7.3.6.	Debentures

On June 12, 2019 Stone Instituição de Pagamentos S.A. approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, settled on July 1 , 2022. The Debentures were secured by Stone Instituição de Pagamentos S.A.’ accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.

The Group is compliant with all borrowing limits or covenants (where applicable) on any of its borrowing facilities.

6.8.	Derivative financial instruments, net

	2022	2021
Cross-currency interest rate swap used as hedge accounting instrument (Note 6.8.1)	(190,902)	201,202
Non-deliverable forward used as economic hedge instrument (Note 6.8.2)	(6,395)	(14,166)
Call options to acquire additional interest in subsidiaries	23,983	9,044
Derivative financial instruments, net	(173,314)	196,080

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.8.1	Hedge accounting – bonds

During 2021, the Company entered into hedge operations to protect its inaugural dollar bonds (Note 6.7.3.4), subject to foreign exchange exposure using cross-currency interest rate swap contracts. The transactions have been designated for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bonds due to changes in the exchange rate. The details of the cross-currency swaps and the position of asset, liability and equity as of December 31, 2022, are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of December 31, 2022 – Asset (Liability)	Loss recognized in income in 2022(a)	Loss recognized in OCI in 2022(b)	Fair value as of December 31, 2021 – Asset (Liability)
50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(15,274)	(46,230)	(22,526)	25,736
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(14,836)	(52,821)	(22,168)	25,814
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(15,961)	(45,443)	(21,785)	24,307
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(26,179)	(53,814)	(31,664)	33,213
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(17,846)	(38,391)	(20,976)	21,615
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(17,403)	(45,649)	(21,126)	22,209
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(10,374)	(30,233)	(10,042)	8,912
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(10,455)	(23,493)	(9,954)	8,744
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(24,793)	(39,158)	(18,587)	12,290
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(12,101)	(30,378)	(9,661)	5,654
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(12,917)	(30,379)	(9,321)	6,808
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(12,763)	(23,300)	(9,412)	5,900
				Net amount	(190,902)	(459,289)	(207,222)	201,202

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The amount recognized in 2021 was a gain of R$ 255,346

(b)	Recognized in equity, in “Other comprehensive income”. The balance in the cash flow hedge reserve as of December 31, 2022 is a loss of R$ 261,366 (2021 - loss of R$ 54,144).

Additionally, in 2022 the Group paid R$ 274,407 on coupon payments of the cross-currency swaps described above.

6.8.2	Economic hedge

6.8.2.1	Currency hedge

The Group is party to non-deliverable forward (“NDF”) contracts with different counterparties approved by the Board of Directors following the Counterparty Policy to hedge its foreign currency risk. As of December 31, 2022, the contracted exchange rate is between 5.19 and 5.32 Brazilian Reais per each 1.00 U.S. Dollar, covering an amount of US$ 65.5 million. The maturity of the operations is up to February 2023. In 2022, the amount related to these derivatives recognized in Statement of profit or loss was a revenue of R$ 25,827 (2021 - expense of R$ 9,744).

6.8.2.2	Interest rates hedge

The Group mitigates the interest rate risk generated by the gap between its prepayment business (fixed rate) and its funding activities (either fixed or floating) with mixed maturities. This hedge is executed over-the-counter ("OTC") with multiple financial institutions following its Counterparty Policy. The contracted annual rate is between 9.1% and 14.3%. The notional of the operations is R$ 5,225,105 and its maturity is up to April 2024. In 2022, the amount related to these derivatives recognized in Statement of profit or loss was an expense of R$ 9,262 (2021 - expense of R$ 20,321).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.9.	Financial risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes.

Financial risk management is carried out by the global treasury department (“Global treasury”) at the Group level, designed by the integrated risk management team, following policies approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments, and non-derivative financial instruments, and investment of surplus liquidity.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains, and created significant volatility in global financial markets, as well as resulted in the temporary or permanent closure of many clients’ stores or facilities. The global and local hikes on rates and the continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion, and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

6.9.1.	Credit risk

Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.

The carrying amount of financial assets reflects the expected credit exposure.

6.9.1.1.	Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Global treasury department and supervised by the integrated risk management team, in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.

6.9.1.2.	Accounts receivable from card issuers

The Group, in accordance with the rules established by payment scheme networks, has instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain certain guarantees considering the credit risk of the issuer, sales volume, and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies. To date, the Group has not incurred losses from card issuer receivables.

6.9.1.3.	Loans designated at FVPL

The Group's credit risk policy is based on the following internal criteria: classification of customers, usage of the acquiring solution, historical payments performance and trends, default rates, risk-adjusted return on allocated economic capital, and external factors such as: interest rates, benchmark default levels, consumption seasonality, among others.

The Group strictly controls the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer's payment history and expected payment patterns per risk and transactions profile.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.9.2.	Market risk

Market risk is the risk that arises on the possibility of financial loss on the fair value or future cash flows of any financial instrument due to changes in market conditions.

On the ordinary course of the business, the Group incurs in financial transactions subject to market variables, therefore exposed to market risk. Global treasury manages those exposures to minimize the impacts of fluctuations of market prices on the Group’s activities.

Market risk comprises mainly: foreign exchange risk, interest rate risk and equity price risk. The effects of market factors on the financial statements are discussed below.

Financial instruments affected by market risk include loans and borrowings, deposits, derivative financial instruments, cash, and cash equivalents denominated in foreign currencies, and short-term investments denominated in foreign currencies.

6.9.2.1.	Interest rate risk

Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.

The Group’s interest rate risk arises from the fact that certain assets (mostly cash and equivalents, short term investments and accounts receivables) and liabilities (loans, financing, obligations to FIDC quotaholders, etc) have different benchmarks (fixed or floating) and maturity dates. The Group may mitigate its exposure by enter into derivatives in which it will collect floating rates (CDI) and paying fixed rates.

6.9.2.2.	Foreign currency risk

The Group has both assets and liabilities in foreign currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. On the other hand, we have relevant capital expenditures (Pin Pads& POS, and datacenter equipment) and regular expenses (cloud and software fees) which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign currency-denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31,2022 was income of R$ 18,955 a relatively low financial result, mainly from the interest rate differential on the USD/BRL pair, despite high volatility observed on this pair on the same period, showing a well-balanced risk management.

The bonds issued by the Group are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (US Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.

The Group’s exposure to foreign currency changes for all other currencies is not material.

6.9.2.3.	Equity price risk

Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. The Group incurs in equity price risk, as it holds, as of December 31, 2022, R$ 214,765 in listed and unlisted equity securities.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.9.2.4.	Risk Assessment: Value-at-Risk and Scenario Analysis

Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, the Group adopts a more conservative approach which consists in summing up all the individual figures.

The Group conducts a study on how market variables would impact the group’s financial statements based on Historical Value at Risk models.

Risk Factor	Asset/ Liability	VaR 1 day	VaR 10 days	VaR 60 days
Interest Rates	Accounts receivables from credit card issuers, Accounts payables to clients and interest rate swaps	123	491	575
Foreign Currency Exchange	USD denominated asset/liabilities/derivatives	764	2,443	6,881
Equity Prices (a)	Traded Securities	19,355	43,730	99,469

(a)	The Group holds equity stakes of Banco Inter S.A. (B3: BIDI3; BIDI4; BIDI11). The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by the company using a level of confidence of 95% on normal market conditions.

The VaR figures are reliable only on normal market conditions, thereby underestimates the large market movements caused by turmoil events on financial markets.

6.9.3.	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group’s finance team monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities at all times so that the Group does not breach borrowing limits on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements.

Surplus cash held by the operating entities is invested in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short-term investments of R$3,453,772 (2021 - R$1,993,037) that are expected to readily generate cash inflows for managing liquidity.

The table below analyzes the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At December 31, 2022
Deposits from banking customers	4,023,679	—	—	—
Accounts payable to clients	16,542,963	35,775
Trade accounts payable	596,044	—	—	—
Loans and financing	2,255,110	431,180	1,231,989	2,729,500
Obligations to FIDC quota holders	1,028,562	—	—	—
Other liabilities	145,605	268,544		—
	24,591,963	735,499	1,231,989	2,729,500

At December 31, 2021
Deposits from banking customers	2,201,861	—	—	—
Accounts payable to clients	15,720,159	3,172	—	—
Trade accounts payable	372,547	—	—	—
Loans and financing	2,924,513	983,537	860,578	2,963,804
Obligations to FIDC quota holders	1,443,868	985,229	—	—
Other liabilities	145,500	32,501	340,144	—
	22,808,448	2,004,439	1,200,722	2,963,804

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.10.	Fraud risk

The Group’s exposure to operational risk from fraud is the risk that a misuse, or a wrongful or criminal deception will lead to a financial loss for one of the parties involved on a bankcard transaction. Fraud involving bankcards includes unauthorized use of lost or stolen cards, fraudulent applications, counterfeit or altered cards, and the fraudulent use of a cardholder’s bankcard number for card-not-present transactions.

While the costs of most fraud involving bankcards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:

•	Where clients also contract anti-fraud services rendered by the Group entities; or

•	Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.

The Group is also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud would increase our credit liabilities and default rates on our credit solutions, and subject us to potential fines by regulators.

6.11.	Financial instruments by category

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2022
Short and Long-term investments	—	3,636,687	31,850	3,668,537
Financial assets from banking solution	—	3,960,871	—	3,960,871
Accounts receivable from card issuers	6,992	—	20,741,865	20,748,857
Trade accounts receivable	495,180	26,866	—	522,046
Derivative financial instruments(a)	—	36,400	—	36,400
Receivables from related parties	10,053	—	—	10,053
Other assets	341,200	—	—	341,200
	853,425	7,660,824	20,773,715	29,287,964

At December 31, 2021
Short and Long-term investments	—	3,209,604	21,909	3,231,513
Financial assets from banking solution	—	2,346,474	—	2,346,474
Accounts receivable from card issuers	132,605	—	19,153,985	19,286,590
Trade accounts receivable	434,481	511,240	—	945,721
Derivative financial instruments(a)	—	219,324	—	219,324
Receivables from related parties	4,720	—	—	4,720
Other assets	474,557	—	—	474,557
	1,046,363	6,286,642	19,175,894	26,508,899

(a)	Derivative financial instruments as of December 31, 2022 of R$ (190,902) (December 31, 2021 – R$ 201,202) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in the OCI.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	Amortized cost	FVPL	Total
At December 31, 2022
Deposits from banking customers	4,023,679	—	4,023,679
Accounts payable to clients	16,614,513	—	16,614,513
Trade accounts payable	596,044	—	596,044
Loans and financing	4,575,877	—	4,575,877
Obligations to FIDC quota holders	975,248	—	975,248
Derivative financial instruments	—	209,714	209,714
Other liabilities	144,893	611,279	756,172
	26,930,254	820,993	27,751,247

At December 31, 2021
Deposits from banking customers	2,201,861	—	2,201,861
Accounts payable to clients	15,726,503	—	15,726,503
Trade accounts payable	372,547	—	372,547
Loans and financing	6,135,215	—	6,135,215
Obligations to FIDC quota holders	2,227,174	—	2,227,174
Derivative financial instruments	—	23,244	23,244
Other liabilities	165,502	328,456	493,958
	26,828,802	351,700	27,180,502

6.12.	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	2022			2021
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Short and Long-term investments(a)	3,668,537	3,668,537	I /II	3,231,513	3,231,513	I /II
Financial assets from banking solution(e)	3,960,871	3,960,871	I	2,346,474	2,346,474	I
Accounts receivable from card issuers(b)	20,748,857	20,748,668	II	19,286,590	19,283,921	II
Trade accounts receivable (c)(d)	522,046	522,046	II / III	945,721	945,721	II / III
Derivative financial instruments(f)	36,400	36,400	II	219,324	219,324	II
Receivables from related parties(c)	10,053	10,053	II	4,720	4,720	II
Other assets(c)	341,200	341,200	II	474,557	474,557	II
	29,287,964	29,287,775		26,508,899	26,506,230

Financial liabilities
Deposits from banking customers(g)	4,023,679	4,023,679	II	2,201,861	2,201,861	II
Accounts payable to clients(i)	16,614,513	16,025,373	II	15,726,502	14,628,794	II
Trade accounts payable	596,044	596,044	II	372,547	372,547	II
Loans and financing(h)	4,575,877	4,564,864	II	6,135,215	6,121,966	II
Obligations to FIDC quota holders(h)	975,248	973,614	II	2,227,174	2,324,553	II
Derivative financial instruments(f)	209,714	209,714	II	23,244	23,244	II
Other liabilities(c)(j)(k)	756,172	756,172	II/III	488,940	490,634	II/III
	27,751,247	27,149,460		27,175,483	26,163,599

(a)	Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(b)	For Accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances and short settlement terms.

(c)	The carrying values of Trade accounts receivable, Receivables from related parties, Other assets, Trade accounts payable and Other liabilities are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days.

(d)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 26,866 . As of December 31, 2022, this portfolio registered a gain of R$ 7,902 (loss of R$ 381,430 - December 31, 2021), and total net cashflow effect was an inflow of R$ 496,600 (R$ 754,015 - December 31, 2021). Loans fair value are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	2022	2021
At January 1	511,240	1,646,685
Disbursements	—	1,155,921
Collections	(496,600)	(1,909,936)
Interest income recognized in the statement of profit or loss as Financial Income	338,717	924,775
Fair value recognized in the statement of profit or loss as Financial income	(326,491)	(1,306,205)
At December 31	26,866	511,240

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are the expected loss rate and the discount rate used to evaluate the asset. To calculate expected loss rate, the Company considers a list of assumptions, the main being: an individual projection of client’s transactions, the probability of each contract to default and scenarios of recovery. These main inputs are periodically reviewed, or when there is an event that may affect the probabilities and curves applied to the portfolio.

In determining the discount rate, we consider that the rate should be a current rate commensurate with the nature of the loan portfolio and the valuation method used. When rates for actual recent transactions are available and appropriate to reflect the interest rate as of the measurement date, we consider those rates. When such rates are not available, we also obtain non-binding quotes. Based on all available information we make a judgment as to the rate to be used. In prior periods we used the interest rate that we paid to senior holders of FIDCs on recent transactions. Considering we did not raise funding through FIDCs since February 2021 and the changes observed in the benchmark interest rate in Brazil and in the credit markets we currently build an interest rate curve for unsecured loans granted to us based on recent loans obtained and in quotes from financial institutions.

The Group has performed sensitivity analysis considering an increase of 100 basis points in discount rate combined with a decrease of 15% in recovery curve. The result of the combined effect of both changes was a decrease of Loans designated at FVPL in the total amount of R$ 2,301.

(e)	Sovereign bonds are priced using quotations from Anbima public pricing method.

(f)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of market observable inputs.

(g)	The fair value of deposits from banking customers is assumed to approximate their amortized cost considering the immediate liquidity due to costumers’ payment account deposits.

(h)	The fair values of Loans and financing, and Obligations to FIDC quota holders are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(i)	The fair value of Accounts payable to clients is estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(j)	There are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability. The movement and balance of the contingent consideration are as follows:

	2022	2021
At January 1	328,456	269,162
Additions (Note 21.3.4)	39,974	41,666
Balance arising from business combination	—	14,605
Remeasurement at fair value recognized in the statement of financial position as Intangible assets – Goodwill	—	1,759
Remeasurement at fair value recognized in the statement of profit or loss as Other income (expenses), net	(42,830)	(9,881)
Payments	(32,157)	(4,000)
Interest recognized in the statement of profit or loss as Financial expenses, net	16,413	15,145
At December 31	309,856	328,456

The Group has performed sensitivity analysis of contingent consideration considering an increase of 10% and a decrease of 10% in projections of revenue and EBITDA. The result would be an increase of this liability in the amount of R$ 50,425 considering increase in unobservable inputs and a decrease of this liability in the amount of R$ 49,940 considering decrease in unobservable inputs.

(k)	The Group issued put options over Reclame Aqui’s non-controlling interests, together with business combination (Note 21.3). The Company does not have a present ownership interest in the shares held by non-controlling shareholders, so the Group has elected as accounting policy for such put options to derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the amount recognized as financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 264,291 was recorded in the consolidated statement of financial position as of December 31, 2022 as a financial liability under Other liabilities (2021 - nil).

As of December 31, 2022 and December 31, 2021, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

6.13.	Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

In order to maintain or adjust the capital structure of the Group, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Group monitors its capital structure based on standard leverage and capitalization metrics, and its strategy is to keep a positive balance of Adjusted net cash.

As from 2022, Adjusted net cash calculation includes Financial assets from banking solution and Deposits from banking customers. Amounts related to 2021 were recasted for comparison purposes.

The adjusted net cash as of December 31, 2022 and 2021 was as follows:

	2022	2021 (Recasted)
Cash and cash equivalents	1,512,604	4,495,645
Financial assets from banking solution	3,960,871	2,346,474
Short-term investments	3,453,772	1,993,037
Accounts receivable from card issuers	20,748,857	19,286,590
Derivative financial instruments(a)	12,418	210,280
Adjusted cash	29,688,522	28,332,026

Accounts payable to clients	(16,614,513)	(15,726,502)
Loans and financing(b)	(4,375,730)	(5,861,760)
Deposits from banking customers	(4,023,679)	(2,201,861)
Obligations to FIDC quota holders	(975,248)	(2,227,174)
Derivative financial instruments	(209,714)	(23,244)
Adjusted debt	(26,198,884)	(26,040,541)

Adjusted net cash	3,489,638	2,291,485

(a)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;

(b)	Loans and financing exclude the effects of leases liabilities recognized under IFRS 16.

Although capital is managed considering the consolidated position, the subsidiaries Stone Pagamentos and Stone SCD maintain a minimum equity.

Stone Pagamentos

Stone Pagamentos must permanently maintain minimum equity in an amount corresponding to specific volume of transactions executed by it or the balance of electronic currencies issued by the institution, following the requirements of Circular BCB nº 3,681/13, which is valid until June 30, 2023.

As from July 1, 2023, Circular BCB nº 3,681/13 will be replaced by several rules, which are aligned with the regulatory requirements pursuant to the Basel Accords. Under new regulation, minimum required capital is calculated based on risk weighted assets.

On December 31, 2022 Stone Pagamentos equity is R$ 1,273,363, which is higher than the required equity of R$ 615,181.

Stone SCD

Stone SCD is classified as S5 Segment under BACEN rules, for which simpler rules of capital requirements apply. Stone SCD must permanently maintain minimum equity in an amount corresponding to 17% of its risk weighted assets, following the requirements of Resolução CMN nº 4,606/17.

On December 31, 2022 Stone SCD equity is R$ 693,091, which is higher than the required equity of R$ 112,119.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

	December 31, 2022	December 31, 2021
Withholding income tax on finance income(a)	87,701	85,942
Income tax and social contribution	9,872	65,773
Others withholding income tax	36,212	30,454
Contributions over revenue(b)	3,410	24,076
Other taxes	13,761	8,592
	150,976	214,837

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.

8.	Income taxes

8.1.	Accounting policy

8.1.1.	Current income and social contribution taxes

Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the tax authorities. The tax rules used to determine tax assets and liabilities are those that are in force on the balance sheet date in the countries where the Group operates and generates taxable income.

StoneCo Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction. The income earned by StoneCo Ltd. from its operations abroad can be subject to income tax at the main rate of 15%.

The combined rate applied to all entities in Brazil is 34%, comprising the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

The Group's Brazilian entities recognize IRPJ and CSLL on an accrual basis. According to Brazilian tax rules, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30% of the annual taxable income of the fiscal period in which tax losses are utilized.

Payments are made monthly, in anticipation of the amount which will be due by the year-end.

8.1.2.	Deferred income and social contribution taxes

Deferred tax assets or liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the Consolidated statement of financial position at each period. Deferred tax assets may also be recognized over unused tax losses.

Deferred tax assets are recognized only to the extent that it is probable that the Group's Brazilian entities will generate future taxable profits that will allow for their recovery. The expected realization of deferred tax assets is based on technical studies prepared by the Company that demonstrate expectation of future taxable profits according to management projections.

The income tax and social contribution expense is recognized in the Consolidated statement of profit or loss under Income tax and social contribution, except when it refers to items recognized in other comprehensive income, in which case the related deferred tax assets or liabilities are also recognized against other comprehensive income. In this case, the Group presents these items in the Consolidated Statement of Other Comprehensive Income net of related tax effect.

Management periodically evaluates positions taken in tax returns with respect to situations where applicable tax regulations are subject to interpretation and recognizes provisions, when appropriate.

Deferred tax assets and liabilities are presented net in the Consolidated statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

8.2.	Significant judgments, estimates and assumptions

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. A significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

8.3.	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Profit (loss) before income taxes	(387,290)	(1,445,554)	1,127,662
Brazilian statutory rate	34%	34%	34%
Tax benefit/(expense) at the statutory rate	131,679	491,488	(383,405)

Additions (exclusions):
Profit (loss) from entities subject to different tax rates	48,594	3,931	98,376
Profit (loss) from entities subject to different tax rates - Mark-to-market on equity securities designated at FVPL	(290,039)	(429,832)	—
Other permanent differences	(10,609)	4,325	(4,777)
Equity pickup on associates	(1,220)	(3,548)	(2,359)
Unrecorded deferred taxes	(33,465)	(40,165)	(31,531)
Previously unrecognized on deferred income tax (temporary and tax losses)	1,292	22,492	—
Unrealized gain on previously held interest on acquisition	—	6,161	1,017
Interest payments on net equity	560	5,933	12,276
R&D Tax Benefits	10,275	4,688	13,107
Other tax incentives	3,827	2,733	7,080
Total income tax and social contribution benefit/(expense)	(139,106)	68,206	(290,216)
Effective tax rate	(36%)	5%	26%

Current income tax and social contribution	(292,172)	(171,621)	(216,886)
Deferred income tax and social contribution	153,066	239,827	(73,330)
Total income tax and social contribution benefit/(expense)	(139,106)	68,206	(290,216)

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

8.4.	Deferred income taxes by nature

	December 31, 2021 (Recasted)	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	December 31, 2022
Assets at FVOCI	127,335	88,395	—	—	215,730
Losses available for offsetting against future taxable income	317,725	—	67,909	—	385,634
Other temporary differences	107,364	—	166,261	—	273,625
Tax deductible goodwill	111,298	—	(42,281)	—	69,017
Share-based compensation	41,150	—	17,665	—	58,815
Contingencies arising from business combinations	48,284	—	3,029	—	51,313
Assets at FVPL	(4,583)	—	3,590	—	(993)
Technological innovation benefit	(18,493)	—	(13,064)	—	(31,557)
Temporary differences under FIDC	(69,556)	—	(78,368)	—	(147,924)
Intangible assets and property and equipment arising from business combinations	(709,943)	—	28,325	(12,318)	(693,936)
Deferred tax, net	(49,419)	88,395	153,066	(12,318)	179,724

8.5.	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 144,529 (December 31, 2021 – R$ 104,920) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

9.	Property and equipment

9.1.	Accounting policy

All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (see note 9.3 for more details). Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes under ¨Disposal of property and equipment¨ Pin Pads & POS held by customers that are not being used in the last 180 or 360 days, depending on the category of customer.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

9.2.	Significant judgments, estimates and assumptions

Property and equipment and intangible assets include the preparation of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

The Group evaluate the useful life of Property and equipment and Intangible assets and concluded that no change on the estimates of useful life and residual value of this assets was necessary for the year ended December 31, 2022.

The estimated useful lives for the Property and equipment are as follows:

Estimated useful lives (years)
Pin Pads & POS	5
IT equipment	3 – 10
Facilities	3 – 14
Property	34
Furniture and fixtures	3 – 10
Machinery and equipment	5 – 14
Vehicles and airplanes	2 – 10

9.3.	Changes in Property and equipment

	Balance at 12/31/2021	Additions	Disposals (a)	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 12/31/2022
Cost
Pin Pads & POS	1,498,271	569,895	(119,784)	—	—	—	1,948,382
IT equipment	246,543	19,807	(5,322)	—	25	1,352	262,405
Facilities	90,186	5,005	(2,949)	(285)	(137)	—	91,820
Machinery and equipment	25,776	5,445	(11,520)	186	3,610	24	23,521
Furniture and fixtures	24,754	1,123	(1,849)	1	3	118	24,150
Vehicles and airplane	43,586	97	(16,433)	87	(41)	—	27,296
Construction in progress	14,078	43,652	(7,410)	—	—	—	50,320
Right-of-use assets - equipment	4,629	194	—	—	—	—	4,823
Right-of-use assets - vehicles	31,547	18,171	(5,924)	—	—	—	43,794
Right-of-use assets - offices	238,329	28,817	(61,314)	(211)	(171)	—	205,450
	2,217,699	692,206	(232,505)	(222)	3,289	1,494	2,681,961

Depreciation
Pin Pads & POS	(438,346)	(379,442)	77,320	—	—	—	(740,468)
IT equipment	(95,553)	(55,803)	5,968	—	(18)	—	(145,406)
Facilities	(25,066)	(13,497)	726	—	98	—	(37,739)
Machinery and equipment	(17,861)	(4,613)	3,792	—	111	—	(18,571)
Furniture and fixtures	(5,516)	(2,424)	890	—	(4)	—	(7,054)
Vehicles and airplane	(2,498)	(3,534)	3,593	—	2	—	(2,437)
Right-of-use assets - equipment	(505)	(526)	—	—	—	—	(1,031)
Right-of-use assets - Vehicles	(14,187)	(13,125)	5,649	—	—	—	(21,663)
Right-of-use assets - Offices	(48,647)	(40,449)	22,682	—	—	—	(66,414)
	(648,179)	(513,413)	120,620	—	189	—	(1,040,783)

Property and equipment, net	1,569,520	178,793	(111,885)	(222)	3,478	1,494	1,641,178

(a)	Includes Pin Pad & POS derecognized for not being used by customers after a period of time.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance at 12/31/2020	Additions	Disposals	Transfers	Effects of hyperinflation (IAS 29)	Business combination	Balance at 12/31/2021
Cost
Pin Pads & POS	736,775	851,106	(107,555)	—	—	17,945	1,498,271
IT equipment	128,244	78,139	(4,229)	(2,747)	—	47,136	246,543
Facilities	40,524	14,011	(4,282)	2,818	(8)	37,123	90,186
Machinery and equipment	18,242	1,496	(126)	2,683	30	3,451	25,776
Furniture and fixtures	14,629	2,858	(819)	64	8	8,014	24,754
Vehicles and airplane	16,261	30,594	(13,058)	—	43	9,746	43,586
Construction in progress	81	20,197	(5,255)	(2,818)	—	1,873	14,078
Right-of-use assets - equipment	—	536	(854)			4,947	4,629
Right-of-use assets - vehicles	20,007	13,670	(2,130)	—	—	—	31,547
Right-of-use assets - offices	126,571	73,506	(35,144)	—	—	73,396	238,329
	1,101,334	1,086,113	(173,452)	—	73	203,631	2,217,699
Depreciation
Pin Pads & POS	(248,704)	(204,355)	14,713	—	—	—	(438,346)
IT equipment	(57,801)	(40,092)	2,340	—	—	—	(95,553)
Facilities	(17,180)	(9,306)	1,420	—	—	—	(25,066)
Machinery and equipment	(14,140)	(3,756)	35	—	—	—	(17,861)
Furniture and fixtures	(3,882)	(1,821)	187	—	—	—	(5,516)
Vehicles and airplane	(1,544)	(5,227)	4,273	—	—	—	(2,498)
Right-of-use assets - equipment	—	(505)	—	—	—	—	(505)
Right-of-use assets - Vehicles	(6,906)	(8,545)	1,264	—	—	—	(14,187)
Right-of-use assets - Offices	(33,943)	(37,023)	22,319	—	—	—	(48,647)
	(384,100)	(310,630)	46,551	—	—	—	(648,179)
Property and equipment, net	717,234	775,483	(126,901)	—	73	203,631	1,569,520

9.4.	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2022	2021	2020
Cost of services	529,793	299,240	162,202
General and administrative expenses	226,353	161,331	59,593
Selling expenses	43,879	46,798	34,499
Other income (expenses), net	301	—	—
Depreciation and Amortization charges	800,326	507,369	256,294
Depreciation charge	513,413	310,630	185,335
Amortization charge (Notes 10.3)	286,913	196,739	70,959
Depreciation and Amortization charges	800,326	507,369	256,294

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

9.5.	Impairment test

As of December 31, 2022, 2021 and 2020, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the CGU level in connection with intangible assets and investments in associates, as described in Note 10.4.

10.	Intangible assets

10.1.	Accounting policy

10.1.1.	Initial recognition

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets along the development phase. Research and pre-feasibility development costs, as well as maintenance and training costs, are charged to profit or loss when incurred.

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date.

10.1.2.	Subsequent recognition

The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2022 the Group holds only trademarks and patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite live, the impairment test is annually mandatory.

The carrying amount of an intangible asset is composed by their cost net of accumulated amortization and any impairment losses recognized.

The useful life and the method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when a change in the use pattern of the asset is identified. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates, with prospective effects.

The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets.

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

10.1.3.	Impairment test

The Group performs the impairment test of the assets in the scope of IAS 36 when (i) it observes an indication that an asset may be impaired or (ii) annually, whenever the entity has non-ready-to-use assets or goodwill. Assets of the Group subject to IAS 36 are intangible assets (including goodwill), property and equipment and investments in associates.

Assets are tested individually, whenever possible, or allocated to Cash Generating Units (“CGUs”) or groups of CGUs. For the purpose of goodwill impairment testing, goodwill is allocated to the CGU or groups of CGUs, that are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGU or groups of CGUs.

The impairment test consists in the comparison between (i) the carrying amount of the asset, CGU, or group of CGUs and (ii) its recoverable amount. The recoverable amount of an asset, CGU or groups of CGUs is the higher of (i) their fair value less costs of disposal and (ii) their value in use. If the carrying amount exceeds the recoverable amount an impairment loss is recognized.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset. Impairment losses can be reversed in future periods, except impairment losses of goodwill.

See Note 10.4 for details in the model and key assumptions adopted in the annual goodwill impairment test.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

10.2.	Significant judgments, estimates and assumptions

10.2.1.	Estimated useful lives

The useful lives for the intangible assets are presented below:

Estimated useful lives (years)
Software	3 – 10
Customer relationship	2 – 34.5
Trademarks and patents	7 – 30.9
Non-compete agreement	5
Licenses	1 – 5

The Group reviewed the useful lives of its intangible assets in 2022. In June 2022, the Group verified a change in the consumption pattern of certain Software internally generated, adjusting the useful lives of those assets from 3 years to 4 or 10 years, depending on the technology characteristics. The effect of the mentioned change was treated as a change in an estimate in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 38 – Intangible Assets and therefore should be applied prospectively. The change resulted in a decrease of R$ 28,783 in the amortization expense in the consolidated statement of profit or loss for the period ended December 31, 2022.

10.2.2.	Value in use calculation in the impairment test

The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant for the impairment test of goodwill recognized by the Group.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

10.3.	Changes in Intangible assets

	Balance at 12/31/2021 (Recasted)	Additions	Disposals	Transfers	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 12/31/2022
Cost
Goodwill - acquisition of subsidiaries	5,591,489	—	(22,774)	—	—	(12,111)	90,817	5,647,421
Customer relationship	1,747,444	21,075	(4,015)	—	—	(152)	29,053	1,793,405
Trademarks and patents(a)	262,036	—	—	—	—	—	288,964	551,000
Software	1,066,470	207,086	(170,997)	17,117	1,754	(4,480)	45,361	1,162,311
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	12,443	—	(6,073)	—	—	(696)	—	5,674
Software in progress	43,960	43,115	(3,138)	(17,117)	—	—	—	66,820
Right-of-use assets - Software	72,463	16,728	(937)	—	—	—	—	88,254
	8,822,329	288,004	(207,934)	—	1,754	(17,439)	454,195	9,340,909
Amortization
Customer relationship	(217,090)	(73,897)	9,650	—	—	3,305	—	(278,032)
Trademarks and patents(a)	(6,908)	(3,908)	—	—	—	—	—	(10,816)
Software	(264,399)	(174,358)	100,754	—	—	68	—	(337,935)
Non-compete agreement	(1,106)	(6,645)	—	—	—	—	—	(7,751)
Operating license	(10,854)	(3,801)	6,073	—	—	2,474	—	(6,108)
Right-of-use assets - Software	(44,454)	(24,304)	823	—	—	—	—	(67,935)
	(544,811)	(286,913)	117,300	—	—	5,847	—	(708,577)

Intangible assets net	8,277,518	1,091	(90,634)	—	1,754	(11,592)	454,195	8,632,332

(a)	As of December 31, 2022, the amount of R$ 214,728 refers to indefinite useful-life Trademarks and patents.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance at 12/31/2020	Additions	Disposals	Transfers	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 12/31/2021 (Recasted)
Cost
Goodwill - acquisition of subsidiaries	654,044	349	(8,630)	—	—	46	4,945,680	5,591,489
Customer relationship	268,640	2,150	—	—	—	(154)	1,476,808	1,747,444
Trademarks and patents(a)	12,043	1,549	(13)	—	—	—	248,457	262,036
Software	314,713	204,316	(18,660)	25,167	368	(1,435)	542,001	1,066,470
Non-compete agreement	1,659	—	—	—	—	—	24,365	26,024
Licenses for use - payment arrangements	(11,435)	15,104	—	(3,669)	—	—	—	—
Operating license	5,674	—	—	—	—	(352)	7,121	12,443
Exclusivity right	38,827	—	—	—	—	—	(38,827)	—
Software in progress	38,816	35,552	(8,910)	(21,498)	—	—		43,960
Right-of-use assets - Software	66,837	5,626	—	—	—	—	—	72,463
	1,389,818	264,646	(36,213)	—	368	(1,895)	7,205,605	8,822,329
Amortization
Customer relationship	(164,080)	(53,114)	—	—	—	104	—	(217,090)
Trademarks and patents(a)	(9,649)	2,741	—	—	—	—	—	(6,908)
Software	(153,174)	(109,836)	1,212	(2,867)	—	266	—	(264,399)
Non-compete agreement	(1,106)	—	—	—	—	—	—	(1,106)
Licenses for use - payment arrangements	(1,924)	(943)	—	2,867	—	—	—	—
Operating license	(5,342)	(5,790)	—	—	—	278	—	(10,854)
Exclusivity right	(647)	647	—	—	—	—	—	—
Right-of-use assets - Software	(14,010)	(30,444)	—	—	—	—	—	(44,454)
	(349,932)	(196,739)	1,212	—	—	648	—	(544,811)

Intangible assets, net	1,039,886	67,907	(35,001)	—	368	(1,247)	7,205,605	8,277,518

(a)	As of December 31, 2021, the amount of R$ 202,140 refers to indefinite useful-life Trademarks and patents.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

10.4.	Impairment test

As of December 31, 2022, and 2021, there were no indicators of impairment of finite-life intangible assets.

The Group performs its annual mandatory impairment test by testing the impairment of the CGUs (or groups of CGUs) that contain goodwill and / or indefinite useful-life intangible assets. In 2021, the group had six different CGUs, considering relevant factors such as the Group’s management structure and the acquisition of Linx. During 2022, the Group began to be managed and monitored considering two segments, namely Financial Services and Software. From this scenario, the identification of CGUs was reviewed by the Group considering the synergy of the software companies and if the cash flows of one CGU are largely independent of other CGUs. In face of that, on November 30, 2022, the Group defined five different CGUs, as follows:

CGU	Description	Goodwill allocated (as of November 30, 2022)	Indefinite useful-life intangible assets allocated (as of November 30, 2022)
CGU 1 – Financial services	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due to the integrated financial solutions provided by them, as capture, processing, transmission, and financial liquidation of transactions with debit and credit card, among other services. This CGU includes operating companies and their respective holding companies.	444,140	14,497
CGU 2 – Financial assets register(a)	This CGU comprises only TAG, whose activity is related to financial assets registration. Due to the specific service provided by this company and its independence of the other Group’s companies, the Group considers TAG as a separate CGU.	-	-
CGU 3 – Software(b)	In this CGU are included the technology companies that aim to provide new offers to customers related to the technology platform of the Group. This CGU includes operating companies and their respective holding companies.	5,157,083	214,219
CGU 4 – Pinpag	This CGU comprises only Pinpag, provider of financial solutions in electronic means of payment. Due to the independence of the other Group’s companies, the Group considers Pinpag as a separate CGU.	44,535	3,057
CGU 5 – Cappta(a)	This CGU comprises only Cappta, whose activity is related to customized financial solutions to customers as installment and financing. Due to the independence of the other Group’s companies, the Group considers Cappta as a separate CGU.	-	-

(a)	Despite being separate CGU’s, TAG and Cappta have no goodwill or and / or indefinite useful-life intangible assets.

(b)	The amount of goodwill reflects the final purchase-price allocation of Reclame Aqui, concluded in December 31,2022.

The Group performed its annual impairment test as of November 30, 2022 and as of December 31, 2021 which did not result in the need to recognize impairment losses on the carrying amount of any of the CGUs. As from 2022 we changed the date of the mandatory annual impairment test for goodwill and indefinite useful-life intangible assets from December 31 to November 30 in order to better align the date with the timing of our financial budgeting and forecasting cycle and to allow more time to perform the test from the date of the test to the date of approval of our financial statements. In future years, we may further anticipate the timing of our financial budgeting and forecasting cycle which may impact the timing of the mandatory annual impairment test, however no earlier than September 30.

The recoverable amount of the Group’s CGUs as of November 30, 2022 and as of December 31, 2021 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a period of 5 years in 2022, and from 5 to 10 years in 2021, depending on the characteristics of each CGU.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

The key assumptions considered in value in use calculation are as follows:

•	Average free cash flow to equity for the five-year forecasted period.

•	Average annual growth rate over the five-year forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.

•	Considered a pre-tax discount rate applied to discount future cash flows of between 12.2% and 14.4% (2021 – between 10.5% and 18%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.

•	Considered a perpetuity growth rate of 6.0% (2021 – between 4.3% and 6.5%), based on long-term local inflation and real growth.

The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as follows: (i) an increase of 100 basis points in the pre-tax discount rate; (ii) a decrease of 50 basis points in the perpetuity rate applied after the last year of projected free cash flow; (iii) a decrease of 1,000 basis points in the average annual growth of the free cash flow over the five-year forecasted period; and (iv) a decrease of 10% in the value of the expected synergies between the CGU 1 – Financial services and the CGU 3 – Software. The sensitivity analysis would not result in an impairment loss on the CGUs carrying amounts, except for the CGU 3 – Software in the scenarios described as follows.

The recoverable amount of the CGU 3 – Software exceeds it carrying amount by R$ 481,202. The Group would recognize an impairment loss of R$ 693,776 on goodwill allocated to this CGU if the pre-tax discount rate increased from 12.2% to 13.2%. A pre-tax discount rate up to 12.5% would not result in an impairment loss. The Group would recognize an impairment loss of R$ 28,071 on this CGU with a reduction of the perpetuity rate from 6.0% to 5.5%. A perpetuity rate up to 5.53% would not result in an impairment loss. The Group would recognize an impairment loss of R$ 84,776 on this CGU if the average annual growth of the free cash flow is reduced by 1,000 basis points. A decrease up to 850 basis points in the average annual growth of the free cash flow would not result in an impairment loss.

11.	Taxes payable

	2022	2021
Income tax (IRPJ and CSLL)(a)	223,764	107,014
Contributions over revenue (PIS and COFINS)(b)	51,065	26,392
Withholding income tax	27,582	22,640
Taxes on services (ISS)(c)	11,702	8,449
Withholding taxes from services taken(d)	6,802	6,362
Other taxes and contributions	8,190	5,596
	329,105	176,453

(a)	Some revenues in investment funds only pay income tax when redemption occurs. Under this condition, on December 31, 2022 there are R$ 208,939 (R$ 95,511 on December 31, 2021) recorded as income tax on the accrual basis. The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against tax payable. For some entities in the Group, advances for the payment of income tax expense are recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 7).

(b)	PIS and COFINS are measured based on the revenues of the Brazilian entities of the Group. This tax expense is recognized as a deduction to gross revenue.

(c)	ISS is recognized as a deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

(d)	Amount relative to PIS, COFINS, IRPJ and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Transactions with related parties

Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the controlling investors, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

The following transactions were carried out with related parties:

	2022	2021	2020
Sales of services
Associates (legal and administrative services)(a)	86	23	11
Entity controlled by management personnel(b)	3	10	—
	89	33	11
Purchases of goods and services
Entity controlled by management personnel (b)	—	(1,531)	(16,652)
Associates (transaction services)(c)	(1,800)	(1,119)	(2,032)
Service provider	—	(440)	—
	(1,800)	(3,090)	(18,684)

(a)	Related to services provided to Trinks.

(b)	Related to consulting and management services with Genova Consultoria e Participações Ltda., Travel services reimbursed to Zurich Consultoria e Participações Ltda and VCK Investment Fund.

(c)	Related mainly to expenses paid to Trinks Serviços de Internet, RH Software and APP Sistemas for consulting services, marketing expenses and sales commissions and software license to new customers acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

As of December 31, 2022, some officers and directors were subscribed to the Group’s banking solution. The total amount recognized in Deposits from banking customers is R$ 86 (December 31, 2021 – R$ 36).

12.1.	Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2022	2021
Loans to management personnel	6,121	4,663
Convertible loans to associate	3,932	57
Receivables from related parties	10,053	4,720

As of December 31, 2022, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

12.2.	Key management personnel compensation

Management includes executive officers and members of board of directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2022 and 2021, compensation expense was as follows:

	December 31, 2022	December 31, 2021
Short-term benefits	45,169	13,621
Share-based payments (Note 18.4)	64,038	29,332
	109,207	42,953

13.	Provision for contingencies

13.1       Accounting policy

Some entities of the StoneCo Group are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels.

Provisions for legal claims (labor, civil and tax) are recognized when (i) there is a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle such obligation; and (iii) a reliable estimate can be made of the amount of the obligation.

If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured by the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are recognized at the present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation whenever the effect of the time value of money is material. The increase in the provision due to the passage of time is recognized as Financial expenses, net.

Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement, if applicable.

13.2 Significant judgments, estimates and assumptions

Provisions for the judicial and administrative proceedings are recorded when the risk of loss is considered probable and the amounts can be reliably measured, based on the best available information.

This evaluation is done based on (i) the nature, complexity, and history of the lawsuits, and (ii) the opinion of legal counsel internal and external.

Provisions are made when the risk of loss is assessed as probable and the amounts involved can be measured with sufficient accuracy. They are fully or partially reversed when the obligations cease to exist or are reduced.

Given the uncertainties arising from the lawsuits, it is not practicable to determine the timing of any cash outflow.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

13.3.	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax (a)	Total
Balance as of December 31, 2020	9,572	578	—	10,150
Additions	12,376	6,090	184	18,650
Reversals	(4,773)	(8,249)	(1,365)	(14,387)
Interests	1,847	402	4,068	6,317
Payments	(9,318)	(58)	(804)	(10,180)
Business combination(a)	5,906	17,620	147,773	171,299
Balance as of December 31, 2021	15,610	16,383	149,856	181,849
Additions	29,460	8,759	9,491	47,710
Reversals	(13,471)	(1,654)	(13,736)	(28,861)
Interests	2,030	1,239	16,208	19,477
Payments	(8,305)	(267)	(1,227)	(9,799)
Balance as of December 31, 2022	25,324	24,460	160,592	210,376

(a) Under business combination rules, the Group recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income. The provision recorded as of December 31, 2022 regarding tax matters on business acquired from Linx Sistemas represents R$ 92,206 (R$ 82,012 on December 31, 2021).

13.4.	Possible losses, not provided for in the statement of financial position

The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision was recognized:

	December 31, 2022	December 31, 2021
Civil	178,809	130,908
Labor	238,523	62,299
Tax	140,658	30,324
Total	557,990	223,531

The nature of the civil is summarized as follows:

•	Some entities of the Group are party to several civil lawsuits whose objects are connected with its ordinary operation. The lawsuits are related to (i) a potential underhand use of the payment accounts (possible wire fraud) in the amount of R$ 74,474 as of December 31, 2022 (R$ 12,151 as of December 31, 2021), (ii) risk analysis and retention of receivables, of R$ 29,619 as of December 31, 2022 (R$ 13,696 as of December 31, 2021), (iii) collection of commercial partners, responsible for part of the capture and indication of commercial establishments, of R$ 10,461 as of December 31, 2022 (R$ 9,728 as of December 31, 2021), (iv) clients discussing the existence of disputed transactions through credit card (Chargebacks), of R$ 5,344 as of December 31, 2022 (R$ 3,527 as of December 31, 2021) and (v) subacquirers and/or its affiliated establishments discussing possible payment divergence, of R$ 7,839 as of December 31, 2022 (R$ 13,972 as of December 31, 2021).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

The nature of the labor litigations is summarized as follows:

•	In the Labor Courts, the Group is frequently sued in two cases: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies, contracted by Stone. In these respective claims, the nature is mostly related to the placement of the claimant in a different trade union and payment of overtime. The value of these lawsuits is claimed by the former employees at the beginning of the proceeding. When the lawsuit starts, the amounts of possible contingencies usually correspond to the total amount requested by the claimants. Within further developments, this amount is re-evaluated and the risk amount reported may change, especially according to Court decisions.

The nature of the tax litigations is summarized as follows:

•	Action for annulment of tax debits regarding the tax assessment issued by the state tax authorities on the understanding that the Company would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to ICMS tax at the rate of 25% and a fine equivalent to 50% of the update tax amount for failure to issue ancillary tax obligations. As of December 31, 2022, the updated amount recorded as a probable loss is R$ 24,715 (R$ 21,934 as of December 31, 2021), and the amount of R$ 28,130 (R$ 27,376 as of December 31, 2021) is considered as a possible loss (contingency arising from Linx´s acquisition).

During the third quarter of 2022, we received a tax assessment issued by the municipal tax Authority relating to the allegedly insufficient payment of tax on services and the total amount of R$ 64,309 classified as possible loss (as of December 31, 2022, the updated amount recorded is R$ 93,605). The case is being challenged at the administrative level of the court.

13.5.	Judicial deposits

For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of December 31, 2022 is R$ 17,682 (2021 - R$14,887), which are included in Other assets in the non-current assets.

14.	Equity

14.1.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

14.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

Below are the movements in the quantity of shares during 2022 and 2021:

	Number of shares
	Class A	Class B	Total
At December 31, 2020	257,479,140	51,782,702	309,261,842
Issuance	3,132,970	—	3,132,970
Conversions	5,741,517	(5,741,517)	—
Vested awards	136,436	—	136,436
At December 31, 2021	266,490,063	46,041,185	312,531,248
Conversions	27,292,415	(27,292,415)	—
Vested awards(a)	342,351	—	342,351
At December 31, 2022	294,124,829	18,748,770	312,873,599

(a)	The Company delivered 226,691 RSUs, through the issuance of shares. Additionally, 115,660 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

14.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

As of December 2022, the Company holds 233,772 (December 2021 - 3,599,848) class A common shares in treasury. The reduction in treasury shares mainly refers to: (a) the acquisition of Reclame Aqui, in which the company transferred, in February 2022, 1,977,391 class A common shares, previously held in treasury, to some of the selling shareholders, (b) to the sale of 974,718 class A common shares shortly after being contributed by the Company as capital increase in Reclame Aqui, (c) delivery of vested awards of 281,359 and (d) other movements of 132,608.

14.4.       Incentive shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive at that time a cash bonus which they, at their option, may use to purchase a specified number of shares.

Incentive Shares are subject to a 10 year lock-up period, after that the shares are free and clear for transfer. If a participant ceases employment for any reason before the end of the 10 years lock-up period, the Company have the right (but not the obligation) to acquire the shares for the price originally paid by the participant less an applicable discount, and paying in a monthly basis according with the time remaining to end of the Lock-up period, as presented below.

Time remaining to the end of the Lock-up year	Discount	Monthly Installments
7-10 years	25%	Up to 120
3-7 years	20%	Up to 60
0-3 years	15%	Up to 36

The Repurchase Right can be exercised at any time up to two years from the participant’s termination date. Once the lock-up period expires and if the participant terminates employment, the Company has an option to repurchase the shares at the then-current share price.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the repurchase discount schedule the largest payout is 85% of the award’s grant date fair value should a participant leave before the 10-year lock-up period expires. The vesting tranches are broken into three years separate tranches, which reflects the terms of the repurchase right and constitutes graded vesting features.

The first tranche represents 75% of the grant date fair value, recognized in full on the grant date. That is, if an employee voluntarily terminates employment up to three years from the grant date and the Company exercises its repurchase feature, the participant will receive a cash payment equal to 75% of the grant date fair value.

The second tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 3. This represents the additional 5% potential repurchase payment if the employee satisfies 3 to 7 years of the lock-up period.

The third tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 7. This represents the additional 5% potential repurchase payment if the employee satisfies at least 7 years of the lock-up period but leaves prior to the expiration of the lock-up period.

The incentives shares granted were classified and recognized as equity settled transaction. During 2022 and 2021, there were no repurchases of Class A common shares (During 2020, 7,595 Class A common shares were repurchased as a participant left the Company prior to lock-up expiration). In December 2022, the participants of the plan hold 5,321,769 Incentive Shares.

15.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2022	2021	2020
Net income (loss) attributable to Owners of the Parent	(519,417)	(1,358,813)	854,071
Numerator of basic and diluted EPS	(519,417)	(1,358,813)	854,071

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2022, the shares of a non-compete agreement signed with the Linx founders selling shareholders were adjusted to basic and diluted EPS calculation, shares that will be delivered in annual installments until 2026.

As of December 31, 2022, the Group used Treasury shares in the acquisition of Reclame Aqui, which were adjusted to basic and diluted EPS calculation since the acquisition date.

As of December 31, 2021, the shares issued in connection with the acquisition of non-controlling interest in PDCA were adjusted to basic and diluted EPS calculation since the acquisition date.

As of December 31, 2020, the shares issued in connection with the acquisition of Vitta Group and the follow-on offering were adjusted to basic and diluted EPS calculation since the acquisition date.

The following table contains the earnings per share of the Group for the years ended December 31, 2022, 2021 and 2020 (in thousands except share and per share amounts):

	2022	2021	2020
Numerator of basic EPS	(519,417)	(1,358,813)	854,071

Weighted average number of outstanding shares	311,880,008	308,905,398	289,289,033
Denominator of basic EPS	311,880,008	308,905,398	289,289,033

Basic earnings (loss) per share - R$	(1.67)	(4.40)	2.95

Numerator of diluted EPS	(519,417)	(1,358,813)	854,071

Share-based payments(a)	—	—	4,448,505
Weighted average number of outstanding shares	311,880,008	308,905,398	289,289,033
Denominator of diluted EPS	311,880,008	308,905,398	293,737,538

Diluted earnings (loss) per share - R$	(1.67)	(4.40)	2.91

(a)	Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the year ended December 31, 2022 and 2021, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

16.	Revenue and income

16.1.	Accounting policy

16.1.1.	Revenue from contracts with clients

Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the services before transferring them to the client. The Group applies the following five steps:

•	Identification of the contract with a client;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract;

•	Recognition of revenue when or as the entity satisfies a performance obligation.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

The revenue from contracts with clients of the Company is presented as follows.

16.1.1.1. Transaction activities and other services

The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks, which are pass-through charges collected on their behalf, as the Group does not bear the significant risks and rewards of the authorization, processing and settlement services provided by the payment scheme networks and card issuers.

The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

Other services mainly comprises:

•	Membership fee charged from customers of specific products for which there is not a recurring fee charged for the use of Pin Pads & POS. The revenue is recognized at agreement inception, which is the moment when all risks and benefits of the transaction are transferred to the customer and the Company obtains the contractual rights related to fee;

•	Fee charged from customers due to services related to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange represented by fees of transactions from other networks processed on credit and debit card issued by Stone), and money-out volumes (transfers made under products as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and others transactions). The revenue is recognized at each transactions date.

16.1.1.2. Subscription services and Equipment rental

The Group provides (a) subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based infrastructure provided by the Company and its subsidiaries or by a third-party, or even based on the client’s own internal infrastructure, where the client has no right to end the contract and become the owner of the software or use in its IT infrastructure or a third-party’s infrastructure, and revenues related to technological support, help desk, equipment rental, software hosting service, payment for the use of tools and support teams located at the clients besides connectivity services, (b) non-recurring services, that involves implementation services, including personalization, training, software licenses and other services, (c) revenue from royalties of software licenses, and (d) operating leases of electronic capture equipment to clients.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time as control is transferred to the client, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group’s non-recurring revenues are recognized in proportion to the stage of completion of the service, and revenue from royalties are recognized when (a) it is determined when all risks and rewards of the license are transferred upon the availability of the software and (b) the amount may be reliably measured, and it is likely that any expected future economic benefits will be generated on behalf of the Company and its subsidiaries.

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.

16.1.1.3. Contracts with multiple performance obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct. When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions or expected cost plus a margin. In limited situations, the relative stand-alone selling price for an element that cannot be assessed on one of the previous basis, revenue is first allocated to the element where relative stand-alone selling price has been established and the residual amount would be allocated to the element with no relative stand-alone selling price.

16.1.1.4. Costs to obtain and fulfill a contract

The Group incurs in certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction. The cost comprises mainly commission to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2022, the Group had a carrying amount of R$ 199,920 (2021 – R$ 215,663) recognized under Other assets and R$ 97,982 (2021 – R$ 101,008) as amortization recognized in the statement of profit or loss.

16.1.2.	Financial income

Comprised mainly of:

•	discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized in full at the moment the amount is prepaid to the client;

•	floating interest rate revenues from banking solutions;

•	interest income on loans; and

•	fair value adjustment on loans to customers included in Trade accounts receivable and designated at FVPL until June 30, 2021.

16.1.3.	Other financial income

Comprises interest income and fair value gains (losses) of cash and cash equivalents and short-term investments.

16.1.4.	Deferred revenue

As a result of the Linx acquisition, the Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet as deferred revenue and presented in the statement of financial position as deferred revenue under “Other liabilities”.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

Also, the Group records deferred revenue related to services paid by the clients but to be executed in the future from the conclusion of the contract with the client. The amount related to services paid by the client but to be executed in the future is recognized in the statement of financial position as deferred revenue under “Other liabilities”.

The amount recognized as deferred revenue in the statement of financial position is recycled to the statement of profit or loss along the time in which the promised services are executed.

16.1.5.	Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales taxes are recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income
Contribution on gross revenue for social integration program (“PIS”)(a)	1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”)(a)	7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”)(b)	2.00% - 5.00%	0	0
Social security levied on gross revenue (“INSS”)(c)	4.50%	0	0

(a)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 16.3) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 7) and are offset on a monthly basis against Taxes payable (Note 11) and presented net, as the amounts are due to the same tax authority.

(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 16.3 ) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

(c)	INSS is a social security charge levied on wages paid to employees. The subsidiaries Linx Sistemas, Equals, Hiper, Cappta, Vitta Tecnologia em Saúde S.A. and Questor pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

16.2. Significant judgments, estimates and assumptions

16.2.1 Expected life of merchants

The company estimates the expected life of two different classes of merchants in order to recognize equipment rental revenue on a straight-line basis and as a fixed monthly fee, as well as recognize the amortization of the costs of obtaining and fulfilling contracts with these merchants.

The estimate is annually revised, and is related to the average time that are expected that the merchants will process transactions with the Group, through the experience observed in the customers' life cycle.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

16.3.	Timing of revenue recognition

	2022	2021	2020
Net revenue from transaction activities and other services	2,617,407	1,626,853	1,144,086
Recognized at a point in time	2,617,407	1,626,853	1,144,086

Net revenue from subscription services and equipment rental	1,760,915	1,071,932	388,033
Financial income	4,638,022	1,877,683	1,647,017
Other financial income	572,601	247,293	140,687
Recognized over time	6,971,538	3,196,908	2,175,737

Total revenue and income	9,588,945	4,823,761	3,319,823

17.	Expenses by nature

	2022	2021	2020
Personnel expenses (Note 18.3)	2,508,567	1,489,245	833,310
Financial expenses(a)	3,514,739	1,269,058	339,844
Mark-to-market on equity securities designated at FVPL (Note 6.3(b))	853,056	1,264,213	—
Transaction and client services costs(b)	1,069,082	810,219	370,819
Depreciation and amortization (Note 9.4)	800,326	507,369	256,294
Marketing expenses and sales commissions(c)	632,137	420,818	149,842
Third parties services	332,081	305,517	119,904
Other	262,658	192,439	115,211
Total expenses	9,972,646	6,258,878	2,185,224

(a)	Financial expenses include discounts on the sale of receivables, interest expense on borrowings, interest to fund FIDC quota holders, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

18.	Employee benefits

18.1.	Accounting policy

18.1.1.	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

18.1.2.	Share-based payment

The Group has equity settled share-based payment plans, under which the management commits shares to employees and non-employees in exchange for services.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. See Note 15.

18.1.3.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing. Bonus and profit-sharing are payable in cash and the amount payable in total and to each individual is based upon different factors: adjusted net income, global goals, department goals and individual performance assessment. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

18.2.	Significant judgments, estimates and assumptions

18.2.1.	Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value which include the following:

•	estimation of fair value based on equity transactions with third parties close to the grant date;

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

18.3.	Employee benefits expenses

	2022	2021	2020
Wages and salaries	1,727,760	1,055,959	483,600
Social security costs	353,789	258,488	138,960
Profit sharing and annual bonuses	213,942	61,629	89,973
Share-based payments	213,076	113,169	120,777
	2,508,567	1,489,245	833,310

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

18.4.	Share-based payment plans

The Group provides benefits to employees and board members of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2022, 2021 and 2020.

	Equity
	RSU	PSU	Options	Total
Number of shares
Balance as of December 31, 2020	4,370,192	—	32,502	4,402,694
Granted	2,603,810	4,070,000	—	6,673,810
Issued	(136,826)	—	—	(136,826)
Cancelled	(252,028)	—	—	(252,028)
Balance as of December 31, 2021	6,585,148	4,070,000	32,502	10,687,650
Granted	6,171,570	4,606,897	12,657	10,791,124
Issued	(700,092)	—	—	(700,092)
Cancelled	(549,405)	(1,356,530)	—	(1,905,935)
Balance as of December 31, 2022	11,507,221	7,320,367	45,159	18,872,747

18.4.1.	RSU - Restricted share units

The Group offers a Long-term incentive plan (“LTIP”) that enables the grant of equity-based awards to employees and other service providers with respect to its Class A common shares, and it has granted restricted share unit (“RSUs”) to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over up to ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards are settled in, or exercised for its Class A common shares. If the applicable performance conditions are not achieved, the awards are forfeited for no consideration.

The restricted shares have the following summarized information (amounts in R$):

	RSU
Granted year	Vesting conditions	Weighted average fair value¹	Remaining expected life	Number of Outstanding Awards
2018²	From 4 to 10 years of service	R$ 88.80	0.5 to 5.7 years	3,427,148
2019	From 5 to 10 years of service	R$ 136.08	1.7 to 6.6 years	16,423
2020	From 5 to 10 years of service	R$ 163.18	0.1 to 7.9 years	287,693
2021	From 1 to 10 years of service	R$ 348.49	0.3 to 8.9 years	2,341,735
2022	From 1 to 10 years of service	R$ 49.56	0.4 to 9.1 years	5,434,221
				11,507,220

¹ Determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

² All performance conditions related with this grant were already satisfied.

In December 31, 2022 there are no vested RSU to be issued to beneficiaries. The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the year was R$187,518 (2021 - R$100,404 and 2020 - R$ 120,612).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

18.4.2.	PSU - Performance share units

As part of LTIP, the Group granted awards of performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. The PSUs granted do not result in delivering shares to beneficiaries and expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate and annual volatility, based on the Company and similar players’ historical stock price.

To estimate the number of awards that are considered vested for accounting purposes we consider exclusively whether the service condition is met but reaching the TSR targets is ignored. As such even, if TSR targets are ultimately not achieved the expense will be recognized and not reversed for those PSUs for which the service condition was met.

The performance shares have the following summarized information (amounts in R$):

	PSU
Granted year	Vesting conditions	Weighted average fair value	Volatility	Risk-free rate	Remaining expected life	Number of Outstanding Awards
2021	5 years of service and achievement of a specified TSR	R$ 26.74	71.8%	0.82%	3.4 years	2,849,000
2022	From 2 to 5 years of service and achievement of a specified share price	R$ 2.71	76.5% to 83.3%	2.18% to 4.34%	1.3 to 4.8 years	4,471,367
						7,320,367

In December 31, 2022 there are no vested PSU to be issued to beneficiaries.The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the year was R$ 24,704 (2021 - R$ 12,601 and 2020 - R$ nil).

18.4.3.	Options

The Group has granted awards as stock options, of which the exercise date will be between 3 and 10 years with a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model.

The stock options have the following summarized information (amounts in R$):

	Options
Granted year	Vesting conditions	Weighted average fair value	Method of valuation	Volatility	Remaining expected life	Exercisable at year end	Exercise price	Number of Outstanding Awards
2018	From 5 to 10 years of service	R$ 59.59	Black-scholes	50.00%	0.5 to 5.5 years	12,657	USD 24.00	39,999
2019	From 3 to 5 years of service	R$ 81.71	Black-scholes	69.80%	1.5 years	1,935	USD 30.00	5,160
								45,159

The total expense, including taxes and social charges, recognized as Other income (expenses), net for the program on the year was R$ 854 (2021 - R$ 165 and 2020 - R$ 165).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

18.5.	Labor and social security liabilities

	2022	2021
Accrued annual payments and related social charges	398,891	210,957
Labor liabilities and related social charges	105,550	95,139
Total labor and social security liabilities	504,441	306,096
Current	468,599	273,347
Non-current	35,842	32,749

19.	Transactions with non-controlling interests

The main effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests
For the year ended December 31, 2020
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests	230,500	95,843	135,055	230,898
Capital contribution to subsidiary		(2,138)	2,138
	230,500	93,705	137,193	230,898
For the year ended December 31, 2021
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests(a)	(230,500)	(77,911)	308,411	230,500
Capital contribution to subsidiary	893	—	—	—
Sale of subsidiary(b)	—	(1,220)	—	(1,220)
Non-controlling interests arising on a business combination(c)	—	50,252	—	—
	(229,607)	(28,879)	308,411	229,280
For the year ended December 31, 2022
Transactions between subsidiaries and shareholders:
Transaction costs from subsidiaries	(60)	—	—	—
Equity transaction with non-controlling interests (d)	—	(20,928)	—	2,829
Non-controlling interests arising on a business combination (e)	—	3,849	—	—
	(60)	(17,079)	—	2,829

(a)	On January 28, 2021, the Group fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE Participações S.A. shares by a payment being part in cash in the amount of R$230,500 and part by the delivering of their PDCA shares. The number of STNE Participações S.A. shares delivered to Bellver was based on STNE Participações S.A. volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(b)	On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital, for the total price of R$1, thus withdrawing from Linked Gourmet’s shareholders. The amount of R$1,219 refers to the 41.9% held by non-controlling shareholders.

(c)	Arising from the business combination among the Group and: SimplesVet – R$12,424, VHSYS – R$19,858, Questor – R$8,233, Sponte – R$1,765, Creditinfo Caribbean - R$5,505 and MLabs – R$2,465.

(d)	On October 18, 2022, the Group lost control of its subsidiary StoneCo CI and Creditinfo after a capital contribution by a new investor. The remaining interest of 47.75% held by the Group on Creditinfo is classified as an investment in an associate according to IAS 28. As result of the loss of control, in accordance with IFRS 10, the Group derecognized the assets and liabilities of Creditinfo. The amount of R$20,928 refers to shares held by non-controlling shareholders. On September 20, 2022, the STNE PAR fully acquired the non-controlling interest held by Sponte. The amount of R$2,829 refers to shares held by non-controlling shareholders.

(e)	Arising from the business combination Reclame Aqui and Hubcount.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Other disclosures on cash flows

20.1.	Non-cash operating activities

	2022	2021	2020
Fair value adjustment on loans designated at FVPL	(326,491)	(1,306,205)	12,461
Fair value adjustment on equity securities designated at FVPL	(853,056)	(1,264,213)	—
Fair value adjustment in financial instruments at FVPL	(1,179,547)	(2,570,418)	12,461

Fair value adjustment to accounts receivable from card issuers	253,181	303,156	(43,523)
Fair value adjustment on equity instruments/listed securities designated at FVOCI	(6,971)	216,465	40,336

20.2.	Non-cash investing activities

	2022	2021	2020
Property and equipment and intangible assets acquired through lease	63,910	92,802	118,977

20.3.	Non-cash financing activities

	2022	2021	2020
Unpaid consideration for acquisition of non-controlling shares	1,498	1,823	3,088
Settlement of loans with private entities	—	748,297	—
Shares of the Company delivered at Reclame Aqui acquisition 21.3.4(a)	169,864	—	—

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

20.4.	Property and equipment, and intangible assets

	2022	2021	2020
Additions of property and equipment (Note 9.3)	(692,206)	(1,086,113)	(450,594)
Additions of right of use (IFRS 16) (Note 9.3)	47,182	87,176	52,140
Payments from previous year	(51,614)	(33,353)	(1,050)
Purchases not paid at year end	176,835	51,614	33,353
Prepaid purchases of POS	102,070	(102,314)	(5,987)
Purchases of property and equipment	(417,733)	(1,082,990)	(372,138)

Additions of intangible assets (Note 10.3)	(288,004)	(264,646)	(150,310)
Additions of right of use (IFRS 16) (Note 10.3)	16,728	5,626	66,837
Payments from previous year	(41,898)	—	—
Purchases not paid at year end	6,593	41,898	—
Capitalization of borrowing costs	1,069	592	508
Issuance of shares for acquisition of assets	—	849	—
Purchases and development of intangible assets	(305,512)	(215,681)	(82,965)

Net book value of disposed assets (Notes 9.3 and 10.3)	202,519	161,902	96,704
Net book value of disposed Leases	(52,164)	(14,474)	(36,919)
Loss on disposal of property and equipment and intangible assets	(25,347)	(136,104)	(52,658)
Disposal of Creditinfo property, equipment and intangible assets, including goodwill	(61,316)	—	—
Disposal of Linked's property, equipment and intangible assets, including goodwill	—	(11,224)	—
Outstanding balance	(36,684)	—	—
Proceeds from disposal of property and equipment and intangible assets	27,008	100	7,127

21.	Business combinations

21.1.	Accounting policy

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.

The assets acquired and liabilities assumed are measured at fair value, classified, and allocated according to the contractual terms, economic circumstances, and relevant conditions as at the acquisition date. The Group identifies and measures the assets acquired and liabilities assumed by the value obtained in preliminary assessments at the acquisition date. The Group has up to 12 months after each of the acquisitions to conclude the assessment and frequently values the assets acquired and liabilities assumed with the assistance of independent specialists. When the valuation is finalized, the Company recognizes the difference between the preliminary amounts and the final amounts related to the acquisition on its statement of financial position and statement of profit or loss, as appropriated.

Subsequent to the initial recognition of Property and equipment and Intangible assets identified, the Company accounts the depreciation and amortization by the method and useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent liabilities recognized as of acquisition date are measured at fair value. Subsequently, until the liability is settled, cancelled or expires, they are recognized at the higher of the amount initially recognized or the amount that would be recognized under IAS 37.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability should be recognized in profit or loss. In order to evaluate the contingent consideration, the Group considers different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market for similar financial instruments.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired (see Note 10.4 for more details).

21.2.	Significant judgments, estimates and assumptions

The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies.

21.3.	Acquisitions in 2022

During 2022, the Group realized business combinations with Reclame Aqui, Plugg.to and Hubcount.

21.3.1.	Transaction details

21.3.1.1.	Reclame Aqui

On February 17, 2022 the Group acquired 50% of equity interest in Reclame Aqui Holdings Limited (“Reclame Aqui”). Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, which provides customer relationship software and other solutions to help companies better engage and serve their clients.The Group determined it has control based on its voting power over the main decisions of Reclame Aqui.

21.3.1.2.	Plugg.to

On June 08, 2022, the Group acquired 100% of equity interest in ThirdLevel Soluções de Internet S.A. (“Plugg.to”), a private company headquartered in the State of São Paulo, Brazil. Plugg.to develops technology that works as a marketplace hub, offering fast and intelligent integrations between virtual store platforms, ERP's and marketplaces, with which the Group hopes to obtain synergies in its services to customers. The agreement with the selling shareholders provides for a contingent consideration linked to the achievement of certain operational goals and to the performance of net revenue for fiscal years 2023 and 2024.

Plugg.to was merged into Linx Sistemas on November 3, 2022.

21.3.1.3.	Hubcount

On August 31, 2022, our controlled company Questor acquired 75% of equity interest in Hubcount Tecnologia S.A. (“Hubcount”), a private company headquartered in the State of São Paulo, Brazil. Hubcount develops technology that offers accounting solutions to accounting offices and large corporations, with which the Group hopes to obtain synergies in its services to customers. The agreement with the selling shareholders provides for a contingent consideration linked to the performance of net revenue for fiscal year 2023.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.3.2.	Financial position of the businesses acquired

The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction are presented below.

Fair value	Reclame Aqui (as of Feb 17, 2022)(a)	Plugg.to (as of June 08, 2022)(a)	Hubcount (as of August 31, 2022)(b)	Total
Cash and cash equivalents	418	362	36	816
Short-term investments	9,024	—	—	9,024
Trade accounts receivable	7,938	1,864	235	10,037
Recoverable taxes	148	91	42	281
Receivables from related parties	62	—	—	62
Property and equipment	1,285	—	205	1,490
Intangible assets - Customer relationship(c)	26,964	2,089	—	29,053
Intangible assets - Software(c)	11,220	34,141	—	45,361
Intangible assets - Trademarks and patents(c)	288,964	—	—	288,964
Other assets	63,651	8	460	64,119
Total assets	409,674	38,555	978	449,207

Trade accounts payable	17,401	3,943	79	21,423
Loans and financing	4,463	—	—	4,463
Labor and social security liabilities	2,190	541	313	3,044
Taxes payable	3,364	313	41	3,718
Deferred tax liabilities	—	12,318		12,318
Other liabilities	3,154	—	87	3,241
Total liabilities	30,572	17,115	520	48,207

Net assets and liabilities	379,102	21,440	458	401,000
Consideration paid (Note 21.3.4)	435,164	46,038	10,615	491,817
Goodwill	56,062	24,598	10,157	90,817

(a)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are final.

(b)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are preliminary.

(c)	The Group carried out a preliminary or final fair value assessment of the assets acquired in the business combination, as specified in the items (a) and (b) above, having identified customer relationship, software, and trademark and patents as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.3.3.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.3.3.	Intangible assets recognized from business combination

The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below, as well as whether the assessment is preliminary or final.

21.3.3.1.	Customer relationship

	Reclame Aqui	Plugg.to
Amount	26,964	2,089
Method of evaluation	Distributor’s Method	Distributor’s Method
Estimated useful life(a)	5 years and 9 months	3 years and 7 months
Discount rate(b)	14.0%	15.0%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Final	Final

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

21.3.3.2.	Software

	Reclame Aqui	Plugg.to
Amount	11,220	34,141
Method of evaluation	Replacement cost	MEEM (*)
Estimated useful life(a)	5 years	5 years
Discount rate(b)	14.0%	15.0%
Source of information	Historical data	Acquirer’s management internal projections
Assessment status	Final	Final

(*)	Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

21.3.3.3.	Trademark and patents

Reclame Aqui
Amount	288,964
Method of evaluation	MEEM (*)
Estimated useful life(a)	30 years and 9 months
Discount rate(b)	14.0%
Source of information	Acquirer’s management internal projections
Assessment status	Final

(*)	Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.3.4.	Consideration paid

The consideration paid on business combination is composed by the sum of the following values, if any: (a) consideration transferred, (b) non-controlling interest in the acquiree and (c) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary assessments is presented as follows.

	Reclame Aqui	Plugg.to	Hubcount	Total
Cash consideration paid to the selling shareholders	42,273	20,880	7,500	70,653
Cash consideration to be paid to the selling shareholders	10,000	16,744	3,000	29,744
Shares of the Company delivered to selling shareholders(a)	113,779	—	—	113,779
Capital increase in the acquiree(a)	64,013	—	—	64,013
Non-controlling interest in the acquiree(b)	189,739	—	115	189,854
Call option in the acquiree(c)	(16,200)	—	—	(16,200)
Contingent consideration(d)	31,560	8,414	—	39,974
Total	435,164	46,038	10,615	491,817

\
(a)	The Group used Treasury shares to pay some of the selling shareholders and some of the Capital increase in Reclame Aqui (see note 14.3), The fair value of the treasury shares delivered to selling shareholders and used as capital increase were R$ 113,779 and R$ 56,085, respectively, totaling R$ 169,864. The treasury shares used as capital increase in Reclame Aqui were subsequently sold by the investee for R$ 53,406.

(b)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(c)	The Group has a call option to acquire the remaining equity interest to hold 100% of Reclame Aqui, which can be exercised between January 1, 2027 and June 30, 2027. The option has been measured in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$ 16,200 represents the final amount on acquisition date. This value is periodically remeasured, which may result in an increase or decrease of the estimate, and as of June 30, 2022 this option is included in the amount of R$ 23,983 mentioned in Note 6.8.

(d)	Reclame Aqui contingent consideration will be paid to the selling shareholders in two periods – after the closing of the 2023 (1st period) and 2025 (2nd period) fiscal years, the amount is based on predetermined formulas which consider mainly the net revenue of Reclame Aqui at the end of 2023 and 2025. Plugg.to contingent consideration will be paid to the selling shareholders after the closing of the 2023 for financial metrics and 2024 for operational metrics. Contingent consideration for the acquisition of Hubcount is being evaluated.

Additionally, the Group holds a put option to sell the totality of its shares on Reclame Aqui to VLP Holding Ltd (non-controller shareholder of Reclame Aqui). VLP Holding Ltd also has a put option to sell the totality of its shares on Reclame Aqui to the Group. This option can be exercised by VLP Holding Ltd between July 1, 2027 and July 31, 2027, provided that: (i) the Company decides not to exercise the call option mentioned in the item c) above and (ii) certain metrics based on net revenue of Reclame Aqui are achieved. See note 6.12(k) for further details about accounting policy elected to those options.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.3.5.	Revenue and profit contribution

The combined statement of profit or loss from the acquisition date through December 31, 2022 for all companies acquired in 2022, is presented below:

2022
Net revenue from subscription services and equipment rental	81,064
Other financial income	3,683
Total revenue and income	84,747

Cost of services	(891)
Administrative expenses	(71,513)
Selling expenses	(1,139)
Financial expenses, net	(840)
Other income (expenses), net	(1,938)
(76,321)

Profit before income taxes	8,426

Current income tax and social contribution	(1,763)
Net income for the year	6,663

Total revenue and net income for the Group is presented below on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition:

2022
Pro-forma total revenue and income	9,600,659
Pro-forma net loss for the year	(527,979)

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

21.4.	Acquisitions in 2021 – assessments concluded in 2022

During 2021, the Company conducted business combinations with some companies, including SimplesVet, VHSYS, Linx, Trampolin and Collact. The acquisitions of these companies were measured in 2021 based on preliminary assessments and included in the December 31, 2021 consolidated financial statements. The assessments were completed in the first quarter of 2022 for SimplesVet and VHSYS, in the second quarter of 2022 for Linx and in the third quarter for Trampolin and Collact. The effects of the differences between the preliminary assessments (as originally recognized on December 31, 2021) and the final assessments was retrospectively accounted in the consolidated financial statements as of December 31, 2021. Therefore, the December 31, 2021 comparative statement of financial position was revised in these interim condensed consolidated financial statements (see Note 1.3).

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.4.1.	Financial position of the businesses acquired

The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction considering the preliminary and the final assessments are presented below.

21.4.1.1.	SimplesVet

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash and cash equivalents	11,107	—	11,107
Trade accounts receivable	96	—	96
Recoverable taxes	—	20	20
Property and equipment	179	—	179
Intangible assets - Customer relationship(a)	15,924	(9,098)	6,826
Intangible assets - Software(a)	2,807	12,859	15,666
Other assets	137	(21)	116
Total assets	30,250	3,760	34,010

Trade accounts payable	106	—	106
Labor and social security liabilities	566	—	566
Taxes payable	—	580	580
Deferred tax liabilities	6,369	1,279	7,648
Other liabilities	843	(580)	263
Total liabilities	7,884	1,279	9,163

Net assets and liabilities(b)	22,366	2,481	24,847
Consideration paid (Note 21.4.3)	39,583	(2,102)	37,481
Goodwill	17,217	(4,583)	12,634

(a)	The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by SimplesVet. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation was completed.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.4.1.2.	VHSYS

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash and cash equivalents	13,731	—	13,731
Trade accounts receivable	351	—	351
Recoverable taxes	—	38	38
Property and equipment	2,232	4	2,236
Intangible assets	2,522	(2,522)	—
Intangible assets - Customer relationship(a)	6,134	(5,462)	672
Intangible assets - Software(a)	14,583	8,215	22,798
Intangible assets - Trademarks and patents(a)	—	21,513	21,513
Other assets	109	(60)	49
Total assets	39,662	21,726	61,388

Trade accounts payable	3,515	—	3,515
Loans and financing	1,525	—	1,525
Labor and social security liabilities	2,019	—	2,019
Taxes payable	—	174	174
Provision for contingencies	—	2	2
Deferred tax liabilities	7,044	7,393	14,437
Other liabilities	177	(177)	—
Total liabilities	14,280	7,392	21,672

Net assets and liabilities(b)	25,382	14,334	39,716
Consideration paid (Note 21.4.3)	55,411	7,167	62,578
Goodwill	30,029	(7,167)	22,862

(a)	The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by VHSYS. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation was completed.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.4.1.3.	Linx

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash and cash equivalents	41,618	—	41,618
Short-term investments	431,444	—	431,444
Accounts receivable from card issuers	349,471	—	349,471
Trade accounts receivable	212,567	—	212,567
Recoverable taxes	43,927	(15,721)	28,206
Prepaid expenses	4,735	—	4,735
Deferred tax assets	47,362	148,737	196,099
Property and equipment	200,420	—	200,420
Intangible assets	56,917	—	56,917
Intangible assets - Customer relationship(a)	1,471,741	(899)	1,470,842
Intangible assets - Software(a)	340,780	—	340,780
Intangible assets - Trademarks and patents(a)	214,578	—	214,578
Intangible assets - Non-compete agreement(a)	—	24,365	24,365
Other assets	77,367	—	77,367
Total assets	3,492,927	156,482	3,649,409

Accounts payable to clients	332,902	—	332,902
Trade accounts payable	107,205	—	107,205
Loans and financing	346,151	—	346,151
Labor and social security liabilities	85,829	—	85,829
Taxes payable	34,635	—	34,635
Deferred tax liabilities	608,749	9,714	618,463
Provision for contingencies	164,259	—	164,259
Other liabilities	111,233	—	111,233
Total liabilities	1,790,963	9,714	1,800,677

Net assets and liabilities(b)	1,701,964	146,768	1,848,732
Consideration paid (Note 21.4.3.3)	6,737,900	24,365	6,762,265
Goodwill	5,035,936	(122,403)	4,913,533

(a)	The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, software, trademarks and patents, and non-compete agreement as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Linx. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the second quarter of 2022, the valuation was completed.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.4.1.4.	Trampolin

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash and cash equivalents	294	—	294
Trade accounts receivable	130	—	130
Property and equipment	9	—	9
Intangible assets - Software(a)	7,874	(6,414)	1,460
Other assets	2	—	2
Total assets	8,309	(6,414)	1,895

Deferred tax liabilities	2,677	(2,180)	497
Other liabilities	125	—	125
Total liabilities	2,802	(2,180)	622

Net assets and liabilities(b)	5,507	(4,234)	1,273
Consideration paid (Note 21.4.3.4)	24,993	(1,694)	23,299
Goodwill	19,486	2,540	22,026

(a)	The Group carried out a fair value assessment of the assets acquired in the business combination, having identified software as intangible asset. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Trampolin. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the third quarter of 2022, the valuation was completed.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.4.1.5.	Collact

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash and cash equivalents	38	—	38
Trade accounts receivable	29	—	29
Property and equipment	389	—	389
Intangible assets - Customer relationship(a)	—	294	294
Intangible assets - Software(a)	11,634	(10,518)	1,116
Intangible assets - Trademarks and patents(a)	774	(774)	—
Other assets	321	—	321
Total assets	13,185	(10,998)	2,187

Accounts payable to clients	261	—	261
Labor and social security liabilities	852	—	852
Taxes payable	10	—	10
Deferred tax liabilities	4,218	(3,739)	479
Other liabilities	902	—	902
Total liabilities	6,243	(3,739)	2,504

Net assets and liabilities (b)	6,942	(7,259)	(317)
Consideration paid (Note 21.4.3.5)	14,116	—	14,116
Goodwill	7,174	7,259	14,433

(a)	The Group carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 21.4.2

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Collact. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the third quarter of 2022, the valuation was completed.

21.4.2.	Intangible assets recognized from business combinations

The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below.

21.4.2.1.	Customer relationship

	SimplesVet	VHSYS	Linx	Collact
Amount	6,826	672	1,470,842	294
Method of evaluation	MEEM (*)	MEEM (*)	MEEM (*)	MEEM (*)
Estimated useful life (a)	8 years	3 years and 4 months	31 years and 6 months to 34 years and 6 months	2 years and 7 months
Discount rate (b)	14.0%	13.9%	10.3%	13.8%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections

(*)	Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks. In the case of Linx useful life considers the observed behavior of Linx customers who historically present a very low level of churn. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.4.2.2.	Software

	SimplesVet	VHSYS	Linx	Trampolin	Collact
Amount	15,666	22,798	340,780	1,460	1,115
Method of evaluation	Replacement cost	Replacement cost	Relief from royalties	Replacement costs	Relief from royalties
Estimated useful life(a)	6 years	6 years	4 years to 10 years	5 years	5 years
Discount rate(b)	13.6%	13.5%	10.3%	17.3%	13.8%
Source of information	Historical data	Historical data	Acquirer’s management internal projections	Historical data	Acquirer’s management internal projections

(a)	Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

21.4.2.3.	Trademark and patents

	VHSYS	Linx
Amount	21,513	214,578
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life(a)	Indefinite	Indefinite
Discount rate(b)	13.5%	10.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

21.4.2.4. Non-compete agreement

Linx
Amount	24,365
Method of evaluation	With / without
Estimated useful life(a)	5 years
Discount rate(b)	10.3%
Source of information	Acquirer’s management internal projections

(a)	Useful lives were estimated based on non-compete agreement terms.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.4.3.	Consideration paid

The consideration paid on business combination is composed by the sum of the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary and the final assessments is presented as follows.

21.4.3.1.	SimplesVet

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash consideration paid to the selling shareholders	15,650	—	15,650
Cash consideration to be paid to the selling shareholders	5,750	—	5,750
Non-controlling interest in the acquiree(a)	11,183	1,241	12,424
Contingent consideration(b)	7,000	(3,343)	3,657
Total	39,583	(2,102)	37,481

(a)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(b)	The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.

21.4.3.2.	VHSYS

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash consideration paid to the selling shareholders	18,656	—	18,656
Previously held equity interest in the acquiree, at fair value(a)	24,064	—	24,064
Non-controlling interest in the acquiree(b)	12,691	7,167	19,858
Total	55,411	7,167	62,578

(a)	Refers to the acquiree’s shares previously acquired from the selling shareholders. As a result of the acquisition of VHSYS in steps, the Group recognized a gain of R$ 12,010 in 2021 by the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$ 24,064, and its carrying amount, of R$ 12,054.

(b)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

21.4.3.3.	Linx

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash consideration paid to the selling shareholders	4,752,811	—	4,752,811
Previously held equity interest in the acquiree, at fair value(a)	1,335,603	—	1,335,603
Shares of the Company issued to selling shareholders	618,514	—	618,514
Contingent consideration(b)	30,972	24,365	55,337
Total	6,737,900	24,365	6,762,265

(a)	Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders.

(b)	Refers to share-based payments that may be paid in the next months and to a non-compete agreement signed with the Linx founders selling shareholders.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

21.4.3.4.	Trampolin

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on December 31, 2022)
Cash consideration paid to the selling shareholders	13,402	—	13,402
Shares of the Company to be issued to selling shareholders	9,897	—	9,897
Contingent consideration(a)	1,694	(1,694)	—
Total	24,993	(1,694)	23,299

(a)	The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.

21.4.3.5.	Collact

Preliminary amounts (as presented on December 31, 2021) and Final amounts (as presented on September 30, 2022)
Cash consideration paid to the selling shareholders	3,173
Previously held equity interest in the acquiree, at fair value(a)	3,529
Loans converted into shares	5,247
Cash consideration to be paid to the selling shareholders	167
Contingent consideration(b)	2,000
Total	14,116

(a)	Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders. As a result of the step acquisition of Collact, the Group recognized a gain of R$ 3,838 by the difference between the previously held 25% interest in Collact, at fair value, in the amount of R$ 3,529, and its carrying amount, of R$ (309).

(b)	The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.

22.	Segment information

22.1.	Accounting policy

Until the second quarter of 2021, the Group evaluated the business as a single reportable segment. From the third quarter of 2021 onwards, due to the acquisition of Linx, and the complexity of the business, the Group began to have two operating and reportable segments: StoneCo (ex-Linx) and Linx, as the CODM reviewed and monitored operations and evaluated performance considering such separate views. Starting in the first quarter of 2022, in line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non allocated activities:

•	Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business TAG.

•	Software: Comprised of two main activities (i) Core, which is comprised by POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, and (ii) Digital, which includes OMS, e-commerce platforms, engagement tools, ads solutions and marketplace hubs.

•	Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The change in segments reflect changes in our internal organization with Financial Services and Software each representing strategic business units monitored separately and having a member of the leadership team responsible for such unit.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

The measurement of Adjusted net income (loss) from April 1, 2022 no longer adjust bond expenses (see Note 6.7.3.4) in the segmented statement of profit or loss. As such in the statement of profit or loss as from April 1, 2022 the bond expenses are included in the Financial Services segment. Information for prior periods (including the comparative periods and results from January 1, 2022 to March 31, 2022) have not been retroactively adjusted to reflect the new criteria. The effect in Adjusted net income of no longer excluding bond expenses from April 1, 2022 to December 31, 2022 amounts to R$ 305,122.

In order to facilitate the comparison of segment result on a consistent basis, we present as additional information the segment statements of profit or loss: (i) of the year ended December 31, 2022 net income (loss) excluding bond expenses for the twelve-month-period, which was the criteria we used up to March 31, 2022, (ii) of the year ended December 31, 2022 net income (loss) not excluding such bond expenses for the twelve-month period, which is our current criteria , and (iii) of the year ended December 31, 2021 net income (loss) not excluding bond expenses for the twelve-month period, which is our current criteria.

22.2.	Segmented Statement of Profit or Loss

	December 31, 2022
	Financial Services	Software	Non allocated
Total revenue and income	8,083,549	1,419,841	85,555

Cost of services	(1,987,522)	(670,154)	(12,076)
Administrative expenses	(640,772)	(314,267)	(39,666)
Selling expenses	(1,245,266)	(245,071)	(20,903)
Financial expenses, net	(3,345,588)	(56,176)	(1,067)
Other income (expenses), net	(170,322)	(15,049)	(24,506)
Total adjusted expenses	(7,389,470)	(1,300,717)	(98,218)

Loss on investment in associates	(409)	(1,355)	(1,825)
Ajusted profit (loss) before income taxes	693,670	117,769	(14,488)

Income taxes and social contributions	(138,550)	(50,905)	(1,404)
Adjusted net income (loss) for the year	555,120	66,864	(15,892)

Adjusted net income (loss) for the year (not adjusting for the bond)	474,561	66,864	(15,892)
Adjusted net income (loss) for the year (adjusting for the bond)	860,242	66,864	(15,892)

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

	December 31, 2021
	Financial Services	Software	Non allocated
Total revenue and income	4,090,995	686,267	46,499

Cost of services	(1,328,281)	(370,854)	(14,693)
Administrative expenses	(439,683)	(180,819)	(24,314)
Selling expenses	(887,009)	(114,591)	(10,944)
Financial expenses, net	(1,091,271)	(36,936)	(57)
Other income (expenses), net	(104,285)	(9,998)	(3,879)
Total adjusted expenses	(3,850,529)	(713,198)	(53,887)

Loss on investment in associates	(941)	(48)	(9,448)
Adjusted profit (loss) before income taxes	239,525	(26,979)	(16,836)

Income taxes and social contributions	17,205	(7,067)	(2,557)
Adjusted net income (loss) for the year	256,730	(34,046)	(19,393)

Adjusted net income (loss) for the year (not adjusting for the bond)	138,170	(34,046)	(19,393)

	December 31, 2020
	Financial Services	Software	Non allocated
Total revenue and income	3,248,846	53,114	17,861

Cost of services	(749,583)	(16,046)	(4,317)
Administrative expenses	(316,751)	(28,221)	(1,906)
Selling expenses	(501,573)	(2,035)	(2,295)
Financial expenses, net	(330,391)	(1,305)	(227)
Other income (expenses), net	(30,318)	(25,146)	(9,396)
Total adjusted expenses	(1,928,616)	(72,753)	(18,141)

Loss on investment in associates	—	(4,863)	(2,074)
Adjusted profit (loss) before income taxes	1,320,230	(24,502)	(2,354)

Income taxes and social contributions	(329,416)	(5,416)	(349)
Adjusted net income (loss) for the year	990,814	(29,918)	(2,703)

StoneCo Ltd.

Notes to Consolidated Financial Statements

December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

22.3.	Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	December 31, 2022	December 31, 2021	December 31, 2020
Adjusted net income – Financial Services	555,120	256,730	990,814
Adjusted net income (loss) – Software	66,864	(34,046)	(29,918)
Adjusted net income (loss) – Non allocated	(15,892)	(19,393)	(2,703)
Segment adjusted net income	606,092	203,291	958,193

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter and related cost	(933,615)	(1,382,773)	—
Amortization of fair value adjustment (a)	(138,601)	(89,100)	(17,229)
Share-based compensation expenses (b)	(129,835)	(66,917)	(120,695)
Gain on previously held interest in associate	—	15,848	2,992
Other expenses (c)	17,810	(118,323)	(30,782)
Tax effect on adjustments	51,753	60,626	44,967
Consolidated net income (loss)	(526,396)	(1,377,348)	837,446

(a)	Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans.

(c)	Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and organizational restructuring expenses.

23.	Subsequent events

Sale of stake in Banco Inter

During first quarter of 2023, the Group sold its remaining stake in Banco Inter, representing 16.8 million shares. The shares were sold at a price of R$12.96, equivalent to R$218 million.

The movement follows the Group’s goal to focus on its core operation of Financial Services and Software. During the second quarter of 2022 the Group had already announced a partial sale equivalent to 21.5% of the shares it held at Banco Inter through the cash-out option offered in Inter’s corporate restructuring.